                           FORWARD LOOKING INFORMATION

This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to the Company's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in the Company's securities. The Company does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.

                                                                    EXHIBIT 99.1

                                                           [ENGLISH TRANSLATION]

                                I. COMPANY STATUS

1. COMPANY GOALS

a. Current Business Objectives

BUSINESS OBJECTIVES                                                                     REMARK
-------------------                                                                     ------
-     High-speed telecommunication network

- Value-added telecommunication services such as data collection, processing, supply, exchange, transmission; multimedia services and etc..

- Integrated wired broadcasting services, telecommunication network services, distribution network services and telecommunication services using integrated wired broadcasting network

- Sales of telecommunication equipment and supplies related to telecommunications business

-     Research and development related to telecommunications business

-     Facility installation, operation and maintenance for the above businesses

-     Services and Construction for the above businesses

-     Overseas businesses related to the above businesses

-     Investment for carrying out the above businesses

-     Lease Land and Telecommunication Bureau Buildings pursuant to applicable
      Telecommunications Laws in Korea

-     Other services licensed or commissioned by the government

-     Other incidental services necessary for carrying out the above businesses

b. Future Business Objectives

                        BUSINESS OBJECTIVES                                               REMARK
                        -------------------                                               ------
-     Telephony, wireless telecommunication, satellite communication            Although these businesses are
                                                                                closely related to the current
-     System integration services including system consulting, system           business objectives, they are
      construction and system resource management                               not being operated so as to
                                                                                concentrate on current
-     Software development and sales                                            businesses.

-     Telecommunication training programs

-     Telecommunication system testing and inspection

- Advertisement and publication pursuant to applicable telecommunications laws

-     Lease Telecommunication Lines and Facilities

c. Subsidiary Company's Current Business Objectives

    BUSINESS OBJECTIVES                         REMARK
    -------------------                         ------
<Korea.com Communications>           The Bankruptcy Division of the
1. Portal Service                    Seoul District Court approved
2. E-Commerce                        Korea.com Communications' petition
                                     for the commencement of
                                     reorganization proceedings on April
                                     1, 2003 and approved Korea.com
                                     Communications' reorganization plan
                                     on October 15, 2003

d. Future businesses N/A

2. COMPANY HISTORY

a. History of the Company

(1) Development and changes after establishment

1) Established: July 30, 1996

2) Occurrence of important matters related to management activities

 - Jul. 1996: Company established (Capital: Won 60 billion, 102 shareholder companies)

 -     Jun. 1997: Became the second largest shareholder of `Hanaro Telecom'

 -     Jul. 1997: Launched leased line services

 - Sep. 1997: Thrunet, KEPCO and Microsoft signed a MOU (Memorandum of Understanding) for high speed multimedia Internet services

 -     Jul. 1998: Introduced commercial broadband Internet services

 -     Jul. 1999: Over 100,000 broadband Internet subscribers

 -     Sep. 1999: Microsoft invested US$10 million

 -     Nov. 1999: Directly listed on NASDAQ for the first time in Korea

 -     Aug. 2000: Over 500,000 broadband Internet subscribers

 -     Aug. 2000: US$115 million vendor financing agreement from Cisco

 -     Sep. 2000: Opened broadband portal Korea.com

 -     Jan. 2001: US$240 million invested by SB Thrunet Fund

 -     May 2001: Over 1 million broadband Internet subscribers

 -     Jun. 2001: Spin-off of Korea.com

 -     Feb. 2002: SB Pte. Ltd., Trigem and Naray, holders of bonds with warrants
       (BW), exercised their warrants to purchase our common stock

 - Aug. 2002: Conversion by Trigem and Naray of their bonds into our common stock

 -     Oct. 2002: Transferred leased line assets to SK Global

 - Mar. 3, 2003: Submitted an application for corporate reorganization to the Seoul District Court

 -     Mar. 27, 2003 : Commenced corporate reorganization proceedings

 -     Jan. 9, 2004 : Reorganization plan approved by the Seoul District Court

 -     Mar. 15, 2004 : Excluded from Trigem Computer' Corporate Group List

3) Address of head office

                   Past                          Present (1997.11.20)
23-4 Yeouido-dong, Yeongdeungpo-gu, Seoul  1338-5, Seocho-dong, Seocho-gu, Seoul

4) Address of branch offices

 Branch name                                    Address
 -----------                 -----------------------------------------------
Kangnam branch                Seocho 2-Dong Seocho-Gu, Seoul
Kangbuk branch                Thrunet Bldg 2F Yongjeon-Dong Dong-Gu, Daejeon
Kyungbuk branch               Thrunet Bldg Joong-Dong Susung-Gu, Daegue
Incheon branch                Thrunet Bldg Guwall-Dong Namdong-Gu, Incheon
Basan branch                  Thrunet Bldg Oncheon 3-Dong Dongrae-Gu, Busan

(2) Change of Company Name N/A

(3) Merger, Business Acquisition or Business Sale N/A

(4) Changes in Production Facilities

                                                      (Unit: in millions of won)

              Item             June 04    Mar. 04         Dec. 03    Sep. 03
              ----             -------    -------         -------    -------
Systems                        164,848    181,770         189,363    252,690
Telecommunication Facilities    91,830     97,280         107,697    116,496

(5) Occurrence of important matters related to management activities

 1)   Commencement of Reorganization Proceedings

      On March 27, 2003, we were granted our petition for the commencement of reorganization proceedings from the Bankruptcy Division of the Seoul District Court, and we are in reorganization proceedings. The following shows important development of the proceedings.

    Date                                           Description
    ----             -----------------------------------------------------------------------
 Mar. 3, 2003        Filing of a petition for the commencement of reorganization proceedings
Mar. 27, 2003        Commencing of the Reorganization Proceeding
Jun. 25, 2003        First meeting of interested parties
Oct. 25, 2003        Submitting of a Reorganization Plan
Nov. 28, 2003        Second meeting of interested parties
 Jan. 9, 2004        Approving of Reorganization Plan

 2)   Delisting from NASDAQ Market

      On April 3, 2003, we received a Nasdaq delisting determination, and were delisted on Monday, April 7, 2003.

 3) Surrendered our license for the international private leased circuit leasing business On July 11, 2003, we received approval to discontinue the business of leasing of international telecommunication lines from the Ministry of Information and Communication.

b. Affiliated Corporate Group

   The company was excluded from Trigem Computer' Corporate Group List on March 15, 2004.

3. CAPITAL CHANGES

a. Capital Changes

                                 (Unit: One thousand shares, in Millions of Won)

                                DETAILS OF INCREASED (REDUCED) SHARE
                         ------------------------------------------------- CAPITAL AFTER   NEW SHARE    CAPITAL
                                            PAR VALUE PER  ISSUE PRICE PER    INCREASE     ALLOCATION   INCREASE
  DATE       ORIGIN       TYPE   QUANTITY       SHARE           SHARE       (REDUCTION)      METHOD      RATIO
--------  -------------  ------  --------   -------------  --------------- ------------   -----------   ---------
 7/30/96  Establishment  Common                                                            Shareholder
             Capital      Stock   12,000      Won 5,000       Won 5,000         60,000     Allocation       -


  9/3/97     Capital     Common                                                            Shareholder
            Increase      Stock   14,400      Won 5,000       Won 5,000        132,000     Allocation     120%

 9/21/99     Capital     Common                                                            Third-Party
            Increase      Stock    1,509      Won 5,000       Won 7,970        139,543     Allocation     5.7%

11/23/99     Capital     Common                                                            Third-Party
            Increase      Stock   11,615      Won 2,500      Won 19,636        168,580     Allocation    17.2%

11/26/99     Capital     Common    4,526      Won 2,500       Won 9,350        179,895     Third-Party    6.7%

                                DETAILS OF  INCREASED (REDUCED) SHARE
                         ------------------ ------------------------------  CAPITAL AFTER   NEW SHARE   CAPITAL
                                            PAR VALUE PER  ISSUE PRICE PER    INCREASE     ALLOCATION   INCREASE
  DATE       ORIGIN       TYPE   QUANTITY       SHARE           SHARE       (REDUCTION)      METHOD      RATIO
--------  ------------   ------  --------   -------------- ---------------- -----------   ------------  ---------
            Increase      Stock                                                            Allocation

 1/27/01     Capital     Common                                                            Third-Party
            Increase      Stock    26,048     Won 2,500      Won 2,500          245,015    Allocation     36.2%

12/14/01     Capital     Common                                                            Third-Party
            Increase      Stock     4,635     Won 2,500      Won 2,750          256,602    Allocation      4.7%

 2/27/02   Exercise of   Common                                                            Third-Party
            warrants      Stock    52,096     Won 2,500      Won 2,500          386,842    Allocation     50.8%

 8/30/02     Capital     Common                                                            Third-Party
            Increase      Stock    78,169     Won 2,500      Won 1,136          582,265    Allocation     50.5%

12/27/02     Capital     Common                                                           Reverse Stock
            Reduction     Stock  (155,271)    Won 2,500              -         (194,088)    Split of
                                                                                             3 to 1      (66.7%)

 1/9/04      Capital     Common                                                            100% Capital
            Reduction     Stock   (42,633)    Won 2,500              -          (87,504)    Reduction    (54.9%)

 2/20/04     Capital     Common                                                           Reverse Stock
            Reduction     Stock   (34,126)    Won 2,500              -           (2,187)    Split of
                                                                                            40 to 1      (97.5%)

 4/8/04      Capital     Common                                                            100% Capital
            Reduction     Stock       (32)    Won 2,500              -           (2,107)    Reduction     (3.7%)

 6/1/04      Capital     Common                                                            Third-Party
            Increase      Stock     6,958     Won 2,500      Won 5,000           19,504     Allocation   825.6%

b. Plans for Capital Change: N/A

c. Convertible Bond : N/A

d. Bond with Warrants (BW) : N/A

e. Investment in Kind : N/A

4. TOTAL NUMBER OF SHARES

a. Total Number of Shares

                                                           (As of June 30, 2004)

TOTAL NUMBER OF SHARES TO BE ISSUED      TOTAL NUMBER OF SHARES ISSUED     TOTAL NUMBER OF SHARES NOT ISSUED
-----------------------------------      -----------------------------     ---------------------------------
          400,000,000                            7,801,800                          392,198,200

b. Details of Shares Issued

                                                           (As of June 30, 2004)


[Par Value Per Share:         Won 2,500]                     (Unit: won, shares)

    CLASSIFICATION            TYPE        SHARES ISSUED  TOTAL PAR VALUE  REMARK
----------------------    -------------   -------------  ---------------  ------
      Registered           Common Stock     7,801,800    19,504,500,000
                                            ---------    --------------
                 Total                      7,801,800    19,504,500,000
                                            ---------    --------------

c. Purchase and Sale of Treasury Shares

(1) Purchase and sale of treasury shares excluding stock retirement.

(As of June 30, 2004)                                  (Unit: 1,000 won, shares)

                                                  ACQUISITION
ACQUISITION DATE      TYPE      NUMBER OF SHARES    AMOUNT                       REMARK
----------------      ----      ---------------- ------------  -------------------------------------------
                                                               Exercised rights to subscribe for shares
                                                               following the transfer of leased line assets.
  10/18/02        Common Stock       10,743         375,604    (Number of shares before capital
                                                               reduction on 2/20/04 : 429,753 shares)

                                                               Fractional shares from the three-for-one
  12/27/02        Common Stock          159          16,647    stock split(Number of shares before capital
                                                                   reduction on 2/20/04 : 6,349 shares)

                                                                Additional Fractional shares from the
  12/31/03        Common Stock            0              47    three-for-one stock split(Number of shares
                                                                before capital reduction on 2/20/04 : 18
                                                                                 shares)
                                     ------         -------
      Total                          10,902         392,298
                                     ------         -------

d. Treasury Stock Fund : N/A

e. Stock Option : N/A

f. Employee Stock Ownership Association

                                                                  (Unit: shares)

                     BEGINNING                          ENDING
TYPE OF SHARES        BALANCE      INCREASE  DECREASE  BALANCE           REMARK
--------------      -----------    --------  --------  -------   -----------------------
                                                                 (Number of shares before
 Common Stock         71               0         0       71      Capital Reduction on
                      --               -         -       --      02/20/04 : 2,865 shares)
     Total            71               0         0       71
                      --               -         -       --

5. VOTING RIGHTS

[As of June 30, 2004]                                             (Unit: shares)

                   CLASSIFICATION                             NUMBER OF SHARES         REMARK
------------------------------------------------------        ----------------  ----------------------
1. Shares with voting rights [a-b]                              [7,801,800]
a. Total number of shares issued by the Company                  7,801,800
b. Shares without voting rights
2. Shares with limited voting rights[a+b+c+d]                   [7,801,800]
a. Restricted by Commercial Law                                     10,902      Treasury Shares
b. Restricted by Securities and Exchange Law
c. Restricted by Monopoly Regulation and Fair Trade Law
d. Restricted by other applicable laws                           7,790,898          Corporate
                                                                                Reorganization Act
3. Shares with restored voting rights                                   [0]
        Shares with exercisable voting rights [1-2+3]                   [0]

6. DIVIDEND INFORMATION

a. Dividend in Recent 5 Years

[Par Value per Share: Won  2,500]                     (Unit: In Millions of Won)

 CLASSIFICATION    8TH           7TH         6TH          5TH          4TH
 --------------  --------     ---------    --------    ----------    --------
   Net Profit    -122,028     -324,557     -241,336     -209,702     -55,407
EPS (Won/Share)    -1,581       -5,638       -2,502       -2,914        -999

                      Dividend Payable                         -    -    -    -    -
                   Dividend Payout Ratio                       -    -    -    -    -

                                         Lg    Common Stock
                      a. Dividends           Preferred Share   -    -    -    -    -
                       Per Share         Sm    Common Stock
                         (Won)               Preferred Share   -    -    -    -    -

                                         Lg    Common Stock
                      b. Dividend            Preferred Share   -    -    -    -    -
             Cash      Total Amt.        Sm    Common Stock
            Dividend     (Won)               Preferred Share   -    -    -    -    -

                       c. Market         Lg    Common Stock
                         Price               Preferred Share   -    -    -    -    -
Dividend                Dividend         Sm    Common Stock
 Details                  Ratio              Preferred Share   -    -    -    -    -
                           (%)

                                         Lg    Common Stock
                       a. Share              Preferred Share   -    -    -    -    -
                       Dividend          Sm    Common Stock
              Share      Ratio               Preferred Share   -    -    -    -    -
             Dividend       (%)

                                         Lg    Common Stock
                      b. Dividend             Preferred Share  -    -    -    -    -
                      shares per         Sm    Common Stock
                     share (share)            Preferred Share  -    -    -    -    -

              Net Assets Per Share (Won)                       -    -    -    -    -
           Ordinary Income Per Share (Won)                     -    -    -    -    -

b. Participating Bond N/A

                              II. BUSINESS CONTENTS

1. BUSINESS OUTLINE

a. Industry Status

(1) Industry Characteristics

In the past, the telecommunication services industry was more or less limited to providing telephone and telegraphic services. However, in the wake of rapid technological advancements in fiber optic telecommunication, wireless technologies, Internet related systems and software, telecommunication services continue to expand with the integration of wired and wireless services, convergence of telecommunication and broadcasting services and coupling of voice, data and video services.

It is becoming more and more difficult to predict the ever-accelerating changes in the upcoming info-communication technologies and services that are fueled by fast-spreading Internet. The changes brought by rapid progress in the fusion, integration and systematization of technologies, and high-tech info-communication systems using these new sets of technologies are now having a dramatic influence on our education, culture and society.

Under these circumstances, the characteristics and trend of today's info-telecommunications can be summarized as follows:

 - The Internet is leading the 21st century telecommunications

 - Integration of wired and wireless services

 - Convergence of telecommunication and broadcasting services

(2) Growth Potentials

Despite the downturn of the telecommunications market due to the stagnant economy, there were over four million Internet subscribers in 2000, which can be said to be the first year of Internet use in Korea. By 2002, the number had increased significantly to 10 million. As the Internet became an indispensable part of daily life, increasing number of home and small offices are demanding for large capacity multimedia services. Accordingly, many service providers have developed various value added services and are now introducing new services with larger data transmission capacities including VDSL.

(3) Effect of Economic Downturns

The high-speed internet service market, catering mostly the households, is doubtlessly affected by economic cycles, as economic downturns influence spending habits among families. Notwithstanding this, the Internet is becoming a necessity for many families rather than a luxury, being a channel for useful information and presenting money-saving opportunities through Internet shopping. This market is thus relatively less affected by economic cycles than other sectors.

(4) Competition Factors

Korea's super-high-speed Internet service sector, brought to existence by Thrunet's service launch in July 1998, is now a fiercely competitive arena with contenders such as Korea Telecom and Hanaro Telecom as well as later entrants including Dreamline and Onse Telecom

As the subscriber growth curve is gradually leveling off, strategic marketing is more crucial than ever for service providers' competitive edge as well as for their survival. Competitiveness in areas including pricing, service quality and additional service features has become the deciding factor.

(5) Applicable Laws and Regulations and Government Regulations

Telecommunication Basic Law, the Telecommunications Business Act, and the Broadcasting Act.

b. Company Overview

(1) Operation Outlook and Business Areas

(a) Operation Outlook

In July 1996, Thrunet was designated as a leased line services provider by the Ministry of Information and Communication. It started its commercial service in July 1997. In July 1998, it launched its first high-speed Internet service via cable television network in collaboration with KEPCO and Microsoft. In October 2002, in order to enhance its financial structure and to focus its resources on the high-speed Internet business, promising higher growth and profitability, the Company sold its leased line related assets to SK Global.

Thrunet's high-speed Internet service is a broadband service mainly based on HFC-type cable TV networks. In March 2001, the Company started to provide DSL connection to apartment areas, where CATV network connection was unavailable. The HFC networks provided by Thrunet consist of three distinct networks: leased networks from Powercomm and SO, and networks owned by the Company. As of June, 2004, its home pass rate reached 8.5 million households.

Subscribers are mostly attracted through its customer centers and independent dealers. As of the end of June 2004, the total number of subscribers recorded was 1,299,057 (ID). In the face of the intensifying competition among service providers, from the second quarter of 2002, Thrunet has been carrying out operation reform initiatives for profitability enhancement, consisting of moving towards a more conservative approach, settling delinquent customer accounts and curbing promotional spending.

(b) Classification of Business Areas for Public Announcement

- Value-added Telecommunication Service: High Speed Internet Service

(c) Status by Business Area

        Business Area                         Service                                      Remark
-----------------------------    -----------------------------------     ------------------------------------------
Value-added Telecommunication    High Speed Internet Access Services     Internet Access Service Using HFC Network
          Services

(2) Market Share Ratio (As of June 30, 2004)

       CLASSIFICATION                  COMPANY            NUMBER OF SUBSCRIBER       MARKET SHARE (%)
---------------------------      -------------------      --------------------       ----------------
                                          KT                   5,900,038                   50.8

                                    Hanaro Telecom             2,775,638                   23.9

                                       Thrunet                 1,289,057                   11.1

                                     Onse Telecom                398,380                    3.4

High Speed Internet Service           DreamLine                  138,036                    1.2

                                        Dacom                    196,635                    1.7

                                 Value-added service
                                      providers                  758,603                    6.5

                                   Specific service
                                      providers                  161,438                    1.4
                                                              ----------                  -----
                                        Total                 11,617,825                  100.0
                                                              ----------                  -----

Source : Ministry of Information and Communication

(3) Market Characteristics

Majority of broadband Internet users are home users and SOHOs (Small Offices and Home Offices) and with market oversupply since 2002, price and advertisement competition among broadband Internet providers is fiercer than ever. Accordingly, new services including VDSL are being developed and introduced in the market ahead of schedule.

(4) Contents and Prospects of New Services N/A

(5) Organizational Structure N/A

2. MAIN PRODUCTS AND MATERIALS

a. Status of Major Products

                                                      (Unit: In Millions of Won)


      BUSINESS AREA         SALES TYPE    PRODUCT           SPECIFIC USE     BRAND   SALES AMT. (RATIO)
-------------------------   ----------  ------------        ------------    ------   ------------------
Broadband Internet Service   Service    Telecommunication  Internet Access  Thrunet    182,652 (100%)
                                            Services           Service

b. Price Changes of Main Products

                                                                     (Unit: Won)

          CATEGORY                    9TH  SEMI-ANNUAL           8TH  ANNUAL                   7TH  ANNUAL
------------------------------    ------------------------  ------------------------     --------------------------

                   Premium                38,000                     38,000                      38,000

                    Saver                 34,000                     34,000                      34,000

                    Light                 28,000                     28,000                      28,000

                  Line Plus            2 IP: 58,000               2 IP: 58,000                        -
                                       3 IP: 99,000               3 IP: 99,000

            Special/For Offices           99,000                     99,000                      99,000
             (3 IPs Standard)

              Multi Plus Light            29,000                     29,000                      29,000

                  ADSL Neo                28,000                     28,000                      28,000

High Speed                         Apt./House/Duplex: Won     Apt./House/Duplex: Won
Internet                              30,000 (VAT not             30,000 (VAT not           Apt./House/Duplex:
                                    included/subscription     included/subscription            Won 36,000
             Installation Fee         system included)           system included)         (subscription system
                                  Building/Office-Tel/Store:  Building/Office-Tel/Store          included)
                                     Won 90,000 (VAT not       Won 90,000 (VAT not       Building/Office-Tel/Store:
                                          included)                 included)                  Won 90,000

                                   No Contract: Won 9,000     No Contract: Won 9,000     No Contract: Won 9,000
              Modem      Cable       1 Year: Won 4,500          1 Year: Won 4,500           1 Year: Won 4,500
            Rental Fee Internet      3 Year: Won 3,000          3 Year: Won 3,000           3 Year: Won 3,000

                         ADSL      No Contract: Won 9,000     No Contract: Won 9,000     No Contract: Won 9,000
                                     1 Year: Won 3,000          1 Year: Won 3,000           1 Year: Won 3,000

(1) Calculation Basis

Based on the price range of each main product

(2) Reasons for Major Price Changes  N/A

c. Status of Main Materials  N/A

d. Price Changes of Main Materials  N/A

3. PRODUCTION AND FACILITIES

      a. Production Capacity and Calculation Basis of Production Capacity  N/A

      b. Production Performance and Operation Ratio  N/A

      c. Status of Production Facilities

      (1) Status of Production Facilities

[Property Type: Land]                                 (Unit: In Millions of Won)

                                                          GAIN/LOSS
             FORM OF                      BEGINNING  ------------------                 ENDING
 OFFICE     OWNERSHIP  LOCATION   CLASS  BOOK VALUE  INCREASE  DECREASE  AMORTIZATION  BOOK VALUE   REMARK
 ------     ---------  --------   -----  ----------  --------  --------  ------------  ----------  --------
IDC, etc.  Registered  Seocho-gu    -      12,252                                       12,252
                                           ------                                       ------
              Total                        12,252                                       12,252
                                           ------                                       ------

[Property Type: Building]                             (Unit: In Millions of Won)

                                         BEGINNING        GAIN/LOSS                   ENDING
            FORM OF                        BOOK     ------------------                 BOOK
OFFICE     OWNERSHIP   LOCATION   CLASS    VALUE    INCREASE  DECREASE  AMORTIZATION   VALUE  REMARK
---------  ----------  ---------  -----  ---------  --------  --------  ------------  ------  ------
Company    Registered  Seocho-gu    -     16,073                          197         15,876
Housing,
  etc.
                                          ------                          ---         ------
              Total                       16,073                          197         15,876
                                          ------                          ---         ------

[Property Type: Systems]                              (Unit: In Millions of Won)

                                                            GAIN/LOSS                    ENDING
            FORM OF                       BEGINNING    ------------------                 BOOK
OFFICE     OWNERSHIP    LOCATION   CLASS  BOOK VALUE   INCREASE  DECREASE  AMORTIZATION   VALUE   REMARK
---------  ----------  ----------  -----  ----------   --------  --------  ------------  -------  ------
  Main     Registered  Nationwide    -     189,363      14,613    6,128     33,001       164,847
 Office
Building,
  etc.
                                           -------      ------    -----     ------       -------
              Total                        189,363      14,613    6,128     33,001       164,847
                                           -------      ------    -----     ------       -------

[Property Type: Communication Line]                   (Unit: In Millions of Won)

                                                            GAIN/LOSS                    ENDING
            FORM OF                       BEGINNING    ------------------                 BOOK
OFFICE     OWNERSHIP    LOCATION   CLASS  BOOK VALUE   INCREASE  DECREASE  AMORTIZATION   VALUE   REMARK
---------  ----------  ----------  -----  ----------   --------  --------  ------------  -------  ------
  Main     Registered  Nationwide    -     107,697                8,626       7,241       91,830
 Office
Building,
   etc.
                                           -------                -----       -----       ------
              Total                        107,697                8,626       7,241       91,830
                                           -------                -----       -----       ------

[Property Type: Tools and Equipment]                  (Unit: In Millions of Won)

                                                            GAIN/LOSS                    ENDING
            FORM OF                       BEGINNING    ------------------                 BOOK
OFFICE     OWNERSHIP    LOCATION   CLASS  BOOK VALUE   INCREASE  DECREASE  AMORTIZATION   VALUE   REMARK
---------  ----------  ----------  -----  ----------   --------  --------  ------------  -------  ------
  Main     Self Owned  Nationwide    -      474                                 66         408
 Office
Building,
  etc.
                                            ---                                 --         ---
              Total                         474                                 66         408
                                            ---                                 --         ---

[Property Type: Office Fixtures and Supplies]         (Unit: In Millions of Won)

                                                            GAIN/LOSS                    ENDING
            FORM OF                       BEGINNING    ------------------                 BOOK
OFFICE     OWNERSHIP    LOCATION   CLASS  BOOK VALUE   INCREASE  DECREASE  AMORTIZATION   VALUE   REMARK
---------  ----------  ----------  -----  ----------   --------  --------  ------------  -------  ------
  Main     Self Owned  Nationwide    -      1,220                   5          486         729
 Office
Building,
   etc.
                                            -----                  --          ---         ---
              Total                         1,220                   5          486         729
                                            -----                  --          ---         ---

[Property Type: Lease Asset]                          (Unit: In Millions of Won)

                                                            GAIN/LOSS                    ENDING
            FORM OF                       BEGINNING    ------------------                 BOOK
OFFICE     OWNERSHIP    LOCATION   CLASS  BOOK VALUE   INCREASE  DECREASE  AMORTIZATION   VALUE   REMARK
---------  ----------  ----------  -----  ----------   --------  --------  ------------  -------  ------
  Main     Registered  Nationwide    -      7,819                             1,164       6,655
 Office
Building,
   etc.
                                            -----                             -----       -----
              Total                         7,819                             1,164       6,655
                                            -----                             -----       -----

[Property Type: Assets Under Construction]            (Unit: In Millions of Won)

                                                            GAIN/LOSS                    ENDING
            FORM OF                       BEGINNING    ------------------                 BOOK
OFFICE     OWNERSHIP    LOCATION   CLASS  BOOK VALUE   INCREASE  DECREASE  AMORTIZATION   VALUE   REMARK
---------  ----------  ----------  -----  ----------   --------  --------  ------------  -------  ------
  Main     Self Owned  Nationwide    -      8,780                   421                   8,359
 Office
Building,
   etc.
                                            -----                   ---                   -----
                 Total                      8,780                   421                   8,359
                                            -----                   ---                   -----

[Property Type: Other tangible assets]                (Unit: In Millions of Won)

                                                            GAIN/LOSS                    ENDING
            FORM OF                       BEGINNING    ------------------                 BOOK
OFFICE     OWNERSHIP    LOCATION   CLASS  BOOK VALUE   INCREASE  DECREASE  AMORTIZATION   VALUE   REMARK
---------  ----------  ----------  -----  ----------   --------  --------  ------------  -------  ------
  Main     Self Owned  Nationwide     -     2,579                  192                    2,387
 Office
Building,
  etc.
                                            -----                  ---                    -----
                     Total                  2,579                  192                    2,387
                                            -----                  ---                    -----

(2) Plans for Building/Purchasing Facilities
                                                      (Unit: In Millions of Won)

                                 Estimated Investment Capital during 2004
                     -----------------------------------------------------------------
                                                                   Investment
                         Plan             Type of Asset   Amount     Effect     Remark
                     ------------         --------------  ------   ----------   ------
                      Backbone            Communication   16,350
                                             Line
                                                          ------
                            Sub-Total                     16,350
                                                          ------
Internet Access      Local Loop           Communication   13,786
Services                                     Line
                                                          ------
                            Sub-Total                     13,786
                                                          ------
                      Etc.                Other Tangible   8,036
                                            Assets
                                                          ------
                            Sub-Total                      8,036
                                                          ------
                     Grand Total                          38,172
                                                          ------

4.    SALES

a.    Sales Performance

                                                      (Unit: In Millions of Won)

                   FORM OF
   BUSINESS AREA    SALES             ITEM            9TH 2Q     8TH 2Q     8TH ANNUAL
-----------------  -------    -------------------     -------    -------    ----------

  Supplementary    Service    Broadband   Export            -          -            -
Telecommunication             Internet
                                         Domestic     182,652    198,020      388,320
                                                      -------    -------      -------
                                          Total       182,652    198,020      388,320
                                                      -------    -------      -------
                                          Export            -          -            -
                Total                    Domestic     182,652    198,020      388,320
                                                      -------    -------      -------
                                          Total       182,652    198,020      388,320
                                                      -------    -------      -------

 b. Sales Channels and Methods

(1) Sales Organizations

-     Marketing Team, Independent Dealer, SO, Customer Support Center

(2) Sales Channels

      (a) Accept applications through Internet, Call Center, SO in each region and independent dealer.

      (b) CIS (Customer Information System) input - Screen minors and credibility status

      (c)   Confirm service areas

      (d)   Register customer' installation request for CIS

      (e) Inquire installation information and give installation orders to each sales agency

      (f) Check and complete installation schedule from relevant installation companies

(3) Sales Methods and Conditions

-   Cash only for service fees

-   Fee programs

      See `II. Contents of Business - 2. Refer to `b. Price Changes of Main Products' for main products and materials'

(4) Sales Strategy

-   Concentrate on increasing services

      -   Propose sales promotion programs to increase the number of subscribers

      - Strengthen direct/indirect sales capacity by promoting distribution agencies in each region

-   Improve AS and CS support systems to improve the quality of services

- Offer various rate systems and develop new value-added products meeting customer needs

- Business coalition (Giro, automatic payment, credit card payment, etc) for win-win strategy

5.  ORDERS RECEIVED : N/A

6.  DERIVATIVE PRODUCTS

a.  Foreign Exchange Position by Currency Type : N/A

b. Foreign Exchange Risk Management : N/A

7.  MATERIAL AGREEMENT

a.    Material Agreement


                    Contract Content                            Contractor         Contract Date (Term)
------------------------------------------------------    ----------------------   --------------------
 Agreement on Provision of International Private Lines         Onse Telecom             2002.03.07
  Agreement on Restructuring for Financial Improvement    Korea Development Bank        2002.05.31
       Agreement on Lease and Use of Domestic and                                       2002.07.01/
              International Internet Lines                         DACOM                2002.07.16
   Asset Sale Agreement between Thrunet and Powercomm            Powercomm              2002.07.31
                    Lease Agreement                                 CKR                 2002.08.16
  Asset Sale Agreement between Thrunet and SK Networks          SK Networks             2002.06.26
    Agreement on Supply and Use of Telecommunication                                    2001.02.27
                       Facilities                                Powercomm              ~204.02.26

Agreement on mutual cooperation in value-added                  SO               It differs by SO
telecommunication services

b. Derivative Product Trade

(1) Derivative Product Trade in Foreign Currency : N/A

(2) Derivative Product Trade in Korean Won : N/A

c.  Business Acquisition/Transfer Agreement : N/A

8. R&D

a.  Summary of R&D Activities

(1) R&D Teams : N/A

(2) R&D Expenses

                                                     (Unit: In Millions of Won)

                    Item                       9th (2004) 2Q     8th (2003)      7th (2002)       Remarks
-------------------------------------------    -------------     ----------      ----------       -------
                Raw material
                  Salaries                                                           971
                Depreciation
              Outside services
                   Misc.                                                               3
         Total of research expenses                  n/a             n/a

                 Selling and administrative
                          expenses                                                   974
Accounting         Manufacturing expenses
                      Development cost

 Total of research expenses / Sales
           revenue ratio
(Total of research expenses / sales                     %               %          0.184%
           revenue X 100)

b. R&D Performance

          Research Project                 Starting Date          Research Period     Number of Participants
-----------------------------------        -------------          ---------------     ----------------------
     Development of VDSL Service              2002.2                 10 Months                   5
Development of Wireless Lan Service           2001.8                 12 Months                   6
    Development of VoIP Service               2002.2                  4 Months                   3
         Development of VPN                   2002.2                  4 Months                   2

9. OTHER INFORMATION FOR INVESTMENT DECISIONS

a. Funding Summary

- There was no outside funding after the commencement of reorganization proceedings in March 2003.

- Then existing liabilities were reclassified according to the reorganization plan as secured borrowings and unsecured borrowings.

[Domestic]                                      (Unit : In millions of Won)

                       Beginning Balance   Increase(Decrease)   Ending Balance         Remarks
                       -----------------   ------------------   --------------        ---------
Unsecured borrowings      204,142               (30,621)          173,521         Debt to equity conversion
 Secured borrowings       242,559               (12,779)          229,780
       Others              27,256               (17,534)            9,722                 ABL
       Total              473,957                21,972           451,985

[Overseas]                                    (Unit : In thousands of dollars)

                              Beginning Balance          Increase(Decrease)        Ending Balance              Remarks
                              -----------------          -----------------         --------------              ---------
Secured borrowings               11,103                          -                       11,103                 SB, Cisco

b. Asset-Backed Securities

      (1) Asset Transfer Agreement/ Trust Agreement

                                                      (Unit: In Millions of Won)

              CONTRACTING PARTNERS                                                      TRANSFER/TRUST AMOUNT
-------------------------------------------------------
ASSIGNOR/CONSIGNOR              ASSIGNEE/CONSIGNEE           TRANSFER/TRUST DATE          (AMOUNT ASSESSED)
--------------------       ----------------------------      -------------------       ---------------------
     Thrunet                      Korea Cable TV                 2003.12.30                   3,436
     Thrunet                Dong-gu Cable Broadcasting           2003.12.30                   1,668
     Thrunet                        Powercomm                     2002.7.31                  45,000
     Thrunet               Korea Real Estate Investment           2002.7.24                  38,000
     Thrunet                           CKR                         2002.8.9                  38,000
     Thrunet                        SK Global                     2002.6.26                 346,860

(2) Asset Management Agreement N/A

c. Credit Rating in Past Three Years

 DATE                 ITEM             CREDIT RATING    CREDIT RATING AGENCY   RATING TYPE
-------          --------------        -------------    --------------------   -----------
6/28/02          Corporate Bond             BB+                 NICE            Periodic
2/28/02          Corporate Bond             BB+            Korea Ratings        Mandatory
2/27/02          Corporate Bond             BB+                 NICE            Mandatory

d. Other important items N/A

                           III. FINANCIAL INFORMATION

1. FINANCIAL SUMMARY

                                                      (Unit: In Millions of Won)


                                       9TH          8TH          7TH          6TH           5TH
         CLASSIFICATION                2 Q         ANNUAL       ANNUAL       ANNUAL        ANNUAL
-------------------------------     ---------    ---------    ---------    ----------    ----------
[Current Assets]                     143,815      133,273      175,082       258,870       113,637
 * Current Assets                    143,815      133,273      175,082       258,870       113,637
 * Inventories                             0            0            0             0             0
[Fixed Assets]                       340,204      390,185      573,888     1,436,109     1,309,098
 * Investment Assets                  21,245       26,263       49,652       272,432       202,536
 * Tangible Assets                   303,344      346,260      500,744     1,134,231     1,073,006
 * Intangible Assets                  15,615       17,661       23,491        29,446        33,556
         Total Assets                484,019      523,458      748,969     1,694,979     1,422,735
[Current Liabilities]                 81,496      144,164      522,340       673,805       585,759
[Long-term Liabilities]              387,577      574,658      299,945       987,616       676,354
         Total Liabilities           469,485      718,825      822,285     1,661,421     1,262,112
[Shareholders' Equity]                19,505      194,088      194,088       256,602       179,894
[Capital Surplus]                    388,577      159,298      546,723       264,340       263,612
 * Additional Paid-in Capital        176,538      159,298      159,328       264,340       263,612
 * Gains on Capital Reduction        191,598            0      387,425             0             0
 * Other Additional Capital           20,441            0            0             0             0
[Retained Earning]                  (393,538)    (568,801)    (834,198)     (509,642)     (268,305)
[Capital Adjustment]                      10       20,048       20,040        22,258       (14,579)
     Total Stockholders' Equity       14,534     (195,366)     (73,315)       33,558       160,622
Revenues                             182,652      388,320      528,075       476,885       241,952
Operating Income                       6,391      (12,221)     (11,023)      (78,720)     (153,460)
Ordinary Income                      (13,570)    (122,028)    (318,760)     (253,124)     (209,120)
Net Income                           175,264     (122,028)    (324,557)     (241,336)     (209,702)

[(  ) refers to minus]

2. NOTES TO FINANCIAL STATEMENTS

A. Basis of Presentation

Korea Accounting Standards Board has revised its Accounting Standards and established a new Statement of Korea Accounting Standards. The compliance date of Accounting Standards No.2 to No.9 are the first fiscal year commencing on or after December 31, 2002. The financial statements of the Company were prepared in accordance with the new Statement of Korea Accounting Standards.

B. Violations of Corporate Accounting Standards

(1) Violations Requiring Modification of Financial Statement N/A

(2) Violations Irrelevant to Modification of Financial Statement N/A

3. ACCOUNTING INFORMATION

 a. Allowance for Doubtful Account

(1) Allowance for Doubtful Account for the Past Three Years

                                                          (Unit: Million Won, %)

                                                   ALLOWANCE FOR DOUBTFUL
CLASSIFICATION     ACCOUNT TITLE    TOTAL AMOUNT          ACCOUNT           RESERVE RATIO
--------------   ----------------   ------------   ----------------------   -------------
  9th 2 Q        Trade Receivable      97,702              36,112                 37%
     8th         Trade Receivable      90,721              27,674               30.5%
     7th         Trade Receivable      81,449              17,917                 22%

(2) Changes of allowance for Doubtful Account for the past Three Year

                                                             (Unit: Million Won)

       Subject            9th 2Q     8th (annual)     7th (annual)
----------------------   --------   --------------   --------------
1. Beginning Balance      27,674        17,917            8,328
2. Net used amount
3. Appropriated amount     8,438        12,270            9,589
4. Ending Balance         36,112        27,674           17,917

(3) Establishing Allowance for Bad Debts Related to Accounts Receivable

As for current trade receivables on the date of balance sheet, the Company is establishing allowance for doubtful account based on actual bad debts experience in the past and estimated bad debts.

(4) Trade Receivables by Term as of Quarter-End of This Year

                                                      (Unit: In Millions of Won)

                                 LESS THAN 6   OVER 6 MONTHS      OVER 1 YEAR
         CLASSIFICATION            MONTHS     LESS THAN 1 YEAR  LESS THAN 3 YEARS  OVER 3 YEARS   TOTAL
-------------------------------  -----------  ----------------  -----------------  ------------  -------
                General
Amount  Special Relevant Parties
                 Total             54,875         10,589             27,712            4,524     97,702
           Ratio                     56.2%          10.8%              28.3%             4.7%       100%

b. Inventory and Actual Inspection N/A

c. Large Asset Transfers of This Year N/A

d. Changes to Accounting Standards in the Past Five Years, And Reasons

   Korea Accounting Standards Board has revised its Accounting Standards and established a new Statement of Korea Accounting Standards. The Company's financial statements were revised its Accounting Standards in accordance with the new Accounting Standards.

e. NOL Year in the Past Five Years and main reasons

   - NOL (Net Operating Loss) occurred in all tax years

f. The year (and reasons) if the increase in the rate of net profit was over 30% compared to previous year or the Company's operating results turned positive from negative in the past five years.

      The Company generated a profit during the 2nd quarter of this year as a result of gains from liabilities exempted in the amount of Won 188,632 million.

g. Evaluation of Unmarketable Equity Securities in Current Year

                                                      (Unit: In Millions of Won)

                                                                               Estimation
                                       Number of                              ------------
          Company Name                   share        Cost      Book Value    Gains(Losses)
--------------------------------      ----------   ----------   ----------    -------------
Inbain                                    67,500        450          117
Hankyung.Com                             100,000        515          180
Multiplus                                    100          1            1
Korea IT Venture Investment *1            21,000         65           65
KI&X                                      10,000         50           50
Dongbu Securities *2                      99,280      2,000          201          (907)
MIC99-7 Venture Capital Union #8             300      3,009        1,223
HeyAnita Korea                           313,600      1,568          885
Korea Cable TV Saeronet                  246,191      2,179        1,057
Powercomm                                 83,333      1,000        1,000
TG Venture Capital Union #5 *3               6.4        640           84
Sport love                               154,337        300            -
Korea Cable TV Ginam                     837,209     22,305        3,630
Ibztoday                                 100,000        669            -
Pilron                                    30,160      1,206            -
Actizen.com                               26,907        100            -
Naray telecom Technology                  11,990        114            -
Entechvil                                 23,750        285            -
HeyAnita.com. Inc.                       154,440         55
RentHouse *3                              28,000        420            -
Joy View *3                               40,000        100
Person Tel. Inc. *3                   10,000,000      1,667            -
Korea.com                                350,000     35,000        9,084
TG Edunet *4                             480,000      2,400            -
                                                     ------        -----          ----
Total                                                76,638        9,084          (907)
                                                     ------        -----          ----

(*1) The company received 41 million won cash and 21,000 shares of Korea IT
      Venture Investment Cooperative from liquidation of Media Valley during the current half year. The shares are pledged to loans by Korea Development Bank as of the half-year balance sheet date.

(*2) During the current half year, the company received 99,280 shares of Dongbu
      Securities at the rate of 0.2482 shares to one for 400,000 shares of GetMore Securities held by the company as the latter was merged to the former. The company also recognized 907 million won write-off loss as the fair market value of the shares remarkably decreased as of the half-year balance sheet date.

(*3) As the company holds more than 20% of the equity shares of TG Venture
      Investment Cooperative No. 5, Rent Hosue, Joy View and Preson Tel., Inc., they are equity share instruments subject to the equity method evaluation. However, the company excluded them from the equity method evaluation pursuant to an interpretation of the Corporate Accounting Standards (if the total assets as of the immediately preceding business year end is less than seven billion won and the changed amount of such investment shares is insignificant).

4. FINANCIAL STATEMENTS

a. Balance Sheet

                               Balance Sheet

                          9th 2 Q, as of 2004.6.30
                          8th    , as of 2003.12.31
                          7th    , as of 2002.12.31

                                                      (Unit: In Millions of Won)

                     SUBJECT                              9TH  1 Q           8TH  ANNUAL          7TH  ANNUAL
----------------------------------------------------  -----------------   ------------------   -----------------
Assets
  I. Current Assets                                             143,815              133,273             175,054
  (1) Current Assets                                            143,815              133,273             175,054
      1. Cash and cash equivalents                               34,581               61,438              38,186
      2. Short-term financial instrument                         40,978                3,459              12,313
      3. Trade receivable                                                  90,721               81,448
         Allowance for doubtful accounts               97,702              27,674     63,048    17,916    63,532
      4. Short-term loans                              36,112    61,590                         20,733
         Allowance for doubtful accounts                                                        11,500     9,233
      5. Non-trade Receivable                          25,260              23,348               74,555
         Allowance for doubtful accounts               19,264              18,820               31,676
         Present Value Discount                            46     5,950        57      4,471       274    42,604
      6. Accrued revenues                                           371       105                1,890
         Allowance for doubtful accounts                                        0        105         0     1,890
      7. Prepaid expenses                                           213                  282               6,429
      8. Prepaid income tax                                         131                  471                 865
      9. Advance payment
      Prepaid VAT                                                                                              0
  II. Fixed assets                                              340,204             390,1869             573,914
  (1) Investment assets                                          21,245               26,263              49,679
      1. Long-term financial instrument                               9                   11                  16
      2. Marketable securities                                    5,110                6,058              10,591
      3. Investment in equity securities
          applied Equity method                                   4,222                6,211              11,652
      4. Long-term loans                                3,014               3,092               15,813
         Allowance for doubtful accounts                   21                  21                    0
         Present value discount                         1,489     1,504     1,577      1,495     2,728    13,085
      5. Long-term non-trade receivables                1,319               1,942                2,118
         Present value discount                           683       636       789      1,153       215     1,903
      6. Deposits provided                                        8,377                9,949              10,855
      7. Memberships                                              1,387                1,387               1,574
  (2) Tangible Assets                                           303,344              346,260             500,743
      1. Land                                                    12,252               12,252              12,252
      2. Building                                      17,878              17,878               17,878
         Accumulated depreciation                       2,002    15,876     1,805     16,073     1,410    16,467
      3. Transmission and communications equipment    410,410             405,704              489,618
         Accumulated reduction loss                     4,195               4,195

                     SUBJECT                          9TH  1 Q           8TH  ANNUAL         7TH  ANNUAL
-----------------------------------------------   -----------------   ------------------   -----------------

     Accumulated depreciation                     241,367   164,848   212,146    189,363   183,286   306,331
  4. Communication circuit equipment              144,817             158,584              166,878
     Accumulated depreciation                      40,400              36,560               24,332
     Accumulated reduction loss                    12,587    91,830    14,326    107,698         0   142,545
  5. Tools                                          1,072               1,072                1,943
     Accumulated depreciation                         664       408       597        475       861     1,080
  6. Office equipments                              7,912               7,940                8,596
     Accumulated depreciation                       7,183       729     6,719      1,221     6,178     2,417
  7. Construction in progress                                 8,359                8,780               3,532
  8. Other tangible assets                                    2,387                2,579                   0
  9. Capital lease assets                          33,323                         34,069    35,070
     Accumulated depreciation                      26,668     6,655    26,250      7,819    18,954    16,116
  10. Vehicles                                                              0                    0
     Accumulated depreciation                                                          0                   0
 (3) Intangible Assets                                       15,615               17,662              23,491
    1. Patents-Industrial                                    13,367                                   14,911
    2. Software                                               1,306                                    7,051
    3. Goodwill                                                         1,137                          1,528
    4. Other intangible asset                                   942               16,524              21,963
                                                            -------              -------             -------
          Total Assets                                      484,019              523,459             748,969
                                                            -------              -------             -------
Liabilities
  I. Current liabilities                                     81,496              144,167             522,339
    1. Short-term borrowing                                                                            9,999
    2.Current portion of long-term liabilities      9,772              36,772               96,249
       Present value discount                       1,676     8,046     4,698     32,074    13,850    82,399
    3. Non-trade payable                           18,672              14,294              203,411
       Present value discount                           0    18,672         0     14,294         9   203,401
    4. Advances from customers                                  810                  777                 930
    5. Withholdings                                             122                  389                 417
    6. Value added tax withheld                               3,621                3,703              35,516
    7. Accrued expenses                                      34,211               46,366              14,255
    8. Current portion of capital non-trade
        payable                                                                                        9,434
    9. Current portion of bond payables                                                     44,400
       Discount on bonds payables                                                               43    44,356
    10. Current portion of convertible bonds                                               100,000
       Discount on bonds payables                                                               63
       Accrued interest                                                                     15,893   115,829
    11. Allowance for contingent loss                                                                  5,796
    12. Currency exchange
    13. Current portion of long-term non-trade
         payable                                   21,350              46,565
        Present value discount                      5,521    15,829         0     46,565
    14.  Unearned revenues                                      184
  II. Fixed Liabilities                                     387,989              574,658             299,945
    1. Bonds payable                                                                       134,634
       Discount on bonds payable                                                             4,300   130,334
    2. Convertible bonds                                                                       952

                        SUBJECT                              9TH 1Q              8TH ANNUAL         7TH ANNUAL
                        -------                         -----------------    -----------------   -----------------
        Bond discount                                                                                 93
        Long-term accrued interest                                                                    56       915
     3. Long-term borrowings                            416,130              450,485             152,798
        Present value discount                          116,239   299,891          0   450,485     3,151   149,647
     4. Provision for severance benefits                  2,681                2,661               2,423
        Deposit for severance benefits                      346                  396                 413
        Contribution to national pension plan                27     2,308         32     2,234        33     1,976
     5. Non-trade payables of capital lease                                                                 13,451
     6. Long-term non-trade payables                    117,039              119,875               1,800
        Present value discount                           31,837    85,202          0   119,875       341     1,459
     7. Leasehold deposit received                                    589                2,065               2,160
     8. Long-term unearned revenues
         Total Liabilities                                        469,485              718,826             822,285
  Stockholders' Equity
I. Capital stock                                                   19,505              194,088             194,088
   Common stock                                                    19,505              194,088             194,088
II. Additional paid-in and other capital                          388,577              159,298             546,753
       Additional Paid-in Capital                                 176,538              159,298             159,328
       Gains on capital reduction                                 191,598                                  387,425
       Other additional paid-in capital                            20,441
III. Retained earning                                            (393,538)
       1. Unappropriated retained earnings                       (393,538)
          Forwarded retained earnings                            (568,802)
          Net income                                              175,263
III. Accumulated Deficit                                         (393,537)            (568,802)           (834,198)
     Accumulated Deficit                                         (393,537)            (568,802)           (834,198)
IV. Capital adjustments                                               (10)             (20,049)            (20,040)
     1. Loss on valuation of marketable securities                                                               7
     2. Stock option                                                                    20,441              20,440
     3. Treasury Stock                                                (10)                (392)               (392)
         Total Stockholders' Equity                                14,534             (195,367)            (73,316)
           Total Liabilities and Stockholders' Equity             484,019              523,459             748,969

      b. Income Statement

                                Income Statement

                           9th 2Q (2004.1.1 ~ 2004.6.30)
                           8th 2Q (2003.1.1 ~ 2003.6.30)
                           8th   (2003.1.1 ~ 2003.12.31)
                           7th   (2002.1.1 ~ 2002.12.31)

                                                      (Unit: In Millions of Won)

                                                            9TH 2Q                  8TH 2Q
                                                    ----------------------  ----------------------   8TH      7TH
    SUBJECT                                         3 MONTHS  ACCUMULATION  3 MONTHS  ACCUMULATION  ANNUAL   ANNUAL
    -------                                         --------  ------------  --------  ------------  -------  -------
I. Revenues                                           90,433       182,652    97,936       198,020  388,321  528,074
II. Operating Costs                                   77,033       155,594    92,019       187,063  353,962  480,221

                                                            9TH 2Q                  8TH 2Q
                                                    ----------------------  ----------------------    8TH        7TH
                      SUBJECT                       3 MONTHS  ACCUMULATION  3 MONTHS  ACCUMULATION   ANNUAL    ANNUAL
                      -------                       --------  ------------  --------  ------------  --------  --------
III. Gross Income                                     13,400        27,058    5,917        10,956    34,359    47,853
IV. Selling and administrative expense                10,954        20,667   14,124        27,562    46,581    58,875
      1. Salaries                                        567         1,146      558         1,515     2,662     6,196
      2. Severance benefits                               51            92       36           111       201       737
      3. Employee benefits                                62           240      139           328       607     1,021
      4. Compensation expense associated
         with stock option                                                                    146               1,487
      5. Travel expenses                                   2             3        3            18        25       110
      6. Communications expenses                         147           283      176           361       674       825
      7. Vehicles maintenance expense                     62           124       68           154       289       376
      8. Taxes and dues                                  108           229      125           264       636     1,374
      9. Rental expenses                                 388           776      628         1,297     2,116     1,831
     10. Depreciations expenses                          370           752      458           923     1,766     3,230
     11. Amortization of intangible asset                 98           196    1,467         2,953     5,830     8,457
     12. Bad debt expenses                             4,644         8,438    5,218         6,840    12,270     9,588
     13. Repairs expenses                                 23            48      170           419     1,087       388
     14. Insurance premium                                36            76      310           653     1,203     1,301
     15. Entertainment expenses                            9            21       31            78       108       320
     16. Advertising expenses                          3,168         5,310    2,805         7,549    11,842    10,351
     17. Publication expenses                              3             8        9            15        23        44
     18. Commissions                                     248           707    1,738         3,519     4,455     8,192
     19. Sales commissions for Internet services                                                                  421
     20. Trainings expenses                                1             1                                         20
     21. Utilities expenses                              152           311      171           380       735     1,171
     22. Supplies expenses                                 5             9        7            12        20       101
     23. Conference                                        9            18        4            24        31       201
     24. Marketing expenses                               29            29                      1         1        95
     25. Development expenses                                                                                     973
     26. Amortization expenses on patents                257           515
     27. Amortization expenses on software               514         1,336
V. Operating Income (Loss)                             2,445         6,391   (8,027)      (16,605)  (12,222)  (11,022)
VI. Non-operating Income                               4,032        12,380   15,992        18,661    32,062    32,010
      1. Interest income                                 994         1,349      719         1,934     3,176     5,539
      2. Rental Income                                   687         1,312      141           948     1,759     2,658
      3. Gains on foreign currency transaction             4            21        9            14        22     3,972
      4. Gains on foreign currency translation                       1,195    1,263           917        61     3,034
      5. Gain on breach of contract                    1,426         2,948    1,325         2,923     6,818     2,859
      6. Gains on valuation of marketable securities                                                                0
      7. Gains on disposition of investments                                     66            66     1,108        12
      8. Gains on disposition of tangible assets           1         4,138                                      8,166
      9. Gains on delay charge                           343           698      370           732     1,437     1,679
     10. Conversion income                                                                                      2,887
     11. Reversal of allowance for
         doubtful accounts                                              79    9,998         9,998    10,051         0
     12. Recovery of impairment  losses
         on marketable bonds                                                    654           654       654         0
     13. Reversal of contingency loss                                                                 5,797

                                                            9TH 2Q                  8TH 2Q
                                                    ----------------------  ----------------------    8TH        7TH
                      SUBJECT                       3 MONTHS  ACCUMULATION  3 MONTHS  ACCUMULATION   ANNUAL     ANNUAL
                      -------                       --------  ------------  --------  ------------  ---------  --------
     13. Miscellaneous revenues                         577           640       371           400      1,179      1,201
     14. Equity income on investment                                          1,076            74
VII. Non-Operating Expenses                          17,327        32,341    40,328        59,778    141,868   339,7447
      1. Interest expenses                           13,085        26,175    14,729        30,730     61,938     82,626
      2. Losses on foreign currency transaction           1             6        99           756        211        383
      3. Losses on foreign currency translation         207           207                      34          3        306
      4. Donations                                                                                                   22
      5. Losses on valuation of investments           1,591         1,989                              4,274     57,451
      6. Losses on disposition of investment                                     32            32         32      1,224
      7. Losses on disposition of tangible assets     1,061         2,387        33            33      3,005    107,601
      8. Losses on disposition of trade receivables                                                               9,188
      9. Other bad debt expenses                        466           466     2,558         4,176      5,813     45,828
     10. Losses on valuation of foreign currency                                                                      0
     11. Impairment losses on securities                908           908     2,541         2,541      4,815     14,769
     12. Impairment losses on tangible assets                                                         27,177      5,137
     13. Impairment losses on intangible assets                                                                  13,671
     14. Miscellaneous losses                             8           203     4,175         5,315      6,506        400
     15. Losses on breach of contract                                                                             1,102
     16. Losses from cash forward transaction                                                                        34
     17. Impairment losses on other investment                                                        28,094
VIII.  Gain  before  extraordinary  gains/
  losses  and income taxes                          (10,850)      (13,570)  (32,543)      (57,722)  (122,028)  (318,760)
IX. Extraordinary Gains                                 202       188,834
       Gains from liabilities exempted                  202       188,834
X.Extraordinary Losses                                                                                            5,797
XI.Income before income taxes expenses              (10,648)      175,264   (32,543)      (57,722)  (122,028)  (324,557)
XII. Income Tax Expenses                                                                                              0
XIII. Net Income                                    (10,648)      175,264   (32,543)      (57,722)  (122,028)  (324,556)

      c. Statement of Deposition of Deficit

                       Statement of Deposition of Deficit

                           8th (2003.1.1 ~ 2003.12.31)

                           7th (2002.1.1 ~ 2002.12.31)

                           6th (2001.1.1 ~ 2001.12.31)

                                                      (Unit: In Millions of Won)

                          SUBJECT                          8TH               7TH               6TH
                          -------                    ----------------  ----------------  ----------------
1. Deficit before disposition                                 568,802           834,199           509,642
   Undisposed deficit carried over from prior year   446,773           509,642           268,305
   Net Loss                                          122,028           324,557           241,336
2. Disposition of Deficit                                                       387,425
3. Undisposed deficit carried forward to
     subsequent year                                          568,802           446,774           509,642

d. Statement of Cash Flow

                                   Cash Flow

                         9th 2Q (2004.1.1 - 2004.6.30)
                         8th 2Q (2003.1.1 - 2003.6.30)
                       8th Annual (2003.1.1 - 2003.12.31)
                       7th Annual (2002.1.1 - 2002.12.31)

                                                      (Unit: In Millions of Won)

                                                                         9TH 2Q                 8TH 2Q
                                                                  --------------------  ---------------------
                          TITLE                                   3 MONTHS  CUMULATIVE  3 MONTHS   CUMULATIVE     8TH       7TH
-----------------------------------------------------------       --------  ----------  ---------  ----------   -------   -------
1. Cash Flow From Operating Activities                              31,474    62,113       (4,579)   51,894      77,447     5,307
   1) Net Profit (Loss)                                            (10,648)  175,264      (32,543)  (57,722)    122,028   324,556
   2) Additions of Non-Cash Expenses                                39,584    75,712       62,888    97,565     211,271   456,094
   Bad debt expenses                                                 4,644     8,438        5,218     6,840      12,270     9,588
   Other bad debt expenses                                             466       466        2,558     4,176       5,813    45,828
   Depreciation expenses                                            21,203    42,538       26,304    52,532     101,955   151,102
   Impairment loss on tangible assets                                    0         0       16,162    16,162      20,450     5,136
   Depreciation of intangible assets                                   870     2,046        1,467     2,953       5,830     8,457
   Losses on foreign currency transaction                                1         6           99       756         211         0
   Losses on foreign currency translation                              207       207            0        34           3       306
   Severance benefit                                                   189       390          386       514         944     2,183
   Miscellaneous losses                                                                                             884         0
   Losses on contingency                                                                                                    5,796
   Stock compensation expense                                                                           146           0     1,487
   Disposition losses on investment securities                                                 32        32          32     1,224
   Impairment loss on marketable securities                            908       908        2,541     2,541       4,815    14,769
   Equity losses on investment                                       1,591     1,989            -         -       4,274    57,451
   Losses on disposition of tangible assets                          1,061     2,387           33        33       3,005   107,601
   Disposition losses of trade receivables                                                                                  9,188
   Impairment losses on intangible assets                                                                                  13,671
   Research and development costs                                                                                               0
   Losses on valuation of cash forward                                                                                          0
   Interest expenses on discount bond issuance                                                479     1,870       2,632     2,419
   Interest expenses on present value discount                       8,444    16,337        5,273     5,305      12,465    12,864
   Interest expenses on long-term accrued interest                                          2,336     3,671         869     6,981
   Losses on cash forward transaction                                                                                          34
   3) Deduction of Non-Cash Incomes                                    437   194,540       13,316    11,895     (18,322)  (14,471)
   Reversal of allowance for doubtful accounts                                    79        9,998     9,998      10,051
   Gains on foreign currency transaction                                 4        21            9        14          22         0
   Gain on foreign currency translation                                        1,195        1,263       917          61     3,034
   Other income                                                         43        43          178        21         309         0
   Gains from liabilities exempted                                     202   188,834            -         -           -         -
   Gain on disposal of investment securities                                                   66        66       1,108        12
   Recovery of impairment losses on marketable securities                                     654       654         654         0
   Gain on disposal of property and equipment                            1     4,138            -         -           -     8,166
   Reversal of allowance for contingency                                                                          5,797
   Conversion Gain                                                                                                          2,887
   Interest Income (Amortization of present value discount)            187       229           72       150         320       371

                                                                         9TH 2Q                 8TH 2Q
                                                                  --------------------  ---------------------
                               TITLE                              3 MONTHS  CUMULATIVE  3 MONTHS   CUMULATIVE     8TH       7TH
----------------------------------------------------------------- --------  ----------  ---------  ----------   -------   -------
   Gain on disposal of intangible asset                                                                                         0
   Equity gains on investment                                                               1,076        74           -         -
   4) Changes in assets and liabilities resulting from operations    2,975     5,678      (21,607)   23,946       6,526  -122,374
   Increase in trade receivables                                    (3,812)   (6,901)      (3,973)   (7,040)    (10,341)   -8,666
   Decrease (Increase) in accounts receivables                      (2,097)   (1,911)      13,308    44,333      28,125     5,343
   Decrease(Increase) in accrued income                               (259)     (266)         181       151       1,785     1,902
   Decrease in prepaid expenses                                        153        69        1,807     4,169       6,148    -2,134
   Decrease(Increase) in prepaid income tax                            391       340         (158)      587         395        70
   Decrease in long-term non-trade receivables                         311       623          311       623       1,245         0
   Increase (Decrease) in non-trade payable                          3,515     4,379       (4,807)    6,689     (22,219)  -33,113
   Increase (Decrease) in advances from customers                       22        32          (56)     (109)       (154) -103,684
   Increase (Decrease) in withholdings                                  83      (267)          (1)      (34)        (29)     -490
   Decrease in VAT Withheld                                           (191)      (82)     (36,104)  (33,111)    (31,813)   35,516
   Increase in accrued expenses                                      4,739     9,794        8,427     8,276      34,071   -16,608
   Decrease(Increase) in Retirement Insurance Deposits                   7        50           18        30          18     1,145
   Decrease in Reclassification of National pension                      1         5            1         1           2        44
   Payment of severance benefits                                       (72)     (370)        (562)     (619)       (706)   -3,723
   Decrease in advance payment                                                                                              1,646
   Increase in unearned revenues                                       184       184
   Decrease in VAT tax                                                                                                        377
2. Cash Flows From Investing Activities                            (37,787)  (33,652)      (7,038)  (11,317)     12,362   308,413
   1) Cash Inflow from Investment Activities                         2,607     6,398        3,775     5,377      44,186   606,303
   Decrease in short-term financial instruments                          -         -        1,737     1,737      15,398   179,817
   Decrease of short-term loans                                          -         -          408       408      11,530    23,341
   Decrease in long-term financial instruments                           -         3            3         5           5     2,000
   Disposal of securities                                                -        41          672       672         822     5,978
   Decrease of long-term loans                                          45        78           74     1,675       2,376    43,977
   Refund of key-money deposits                                          -     1,572          627       627       1,540     1,200
   Disposal of Membership Rights                                         -         -          254       254         222         0
   Disposal of furniture                                                 -         2            -         -           2       541
   Disposal of construction in progress                                842         -            -         -         639    16,560
   Disposal of land                                                                                                        12,728
   Disposal of buildings                                                                                                   24,898
   Disposal of  transmission and communications equipment              291       821            -         -       6,688    49,897
   Disposal of communication circuit equipment                         889     3,881            -         -       2,550   244,677
   Disposal of other intangible asset
   Disposal of vehicles                                                                                                       155
   2) Cash Outflow from Investment Activities                      (39,854)  (40,051)     (10,813)  (16,694)    (31,824) -297,889
   Increase in short-term financial instruments                     38,204    37,519        6,080     6,641      14,396   165,666
   Acquisition of marketable securities                                  -         -            -       441         441     4,412
   Increase in Short-Term Loans                                          -         -            -         -       2,800    31,528
   Increase in long-term financial instruments                           -         -            -         -
   Increase in long-term loans                                           -         -           22        22         421    42,982
   Increase in key-money deposits                                        -         -          176       632         733     1,606
   Increase in Membership Rights                                         -         -           66        66           -         -

                                                                  9TH 2Q                8TH 2Q
                        TITLE                              3 MONTHS  CUMULATIVE  3 MONTHS  CUMULATIVE    8TH       7TH
                        -----                              --------  ----------  --------  ----------  -------   --------
   Acquisition of transmission and communications                -           -     2,937      4,499         62      3,310
equipment
   Acquisition of telecommunication facilities                   -           -        36         36          -          -
   Acquisition of construction in progress                     900       1,182     1,495      1,556                31,614
   Acquisition of other tangible assets                        750       1,350         -          -      5,689     13,070
   Acquisition of furniture                                      1           -         -          -          -         13
   Acquisition of software                                                                                              0
   Acquisition of other intangible assets                                                               10,082      2,562
   Acquisition of buildings                                                                                           302
   Acquisition of vehicles                                                                                             47
   Acquisition of Goodwill                                                                                            773
3. Cash Flows From Financing Activities                    (17,231)    (55,318)  (14,089)   (43,993)   (66,557)  -386,674
   1) Cash Inflow from Financing Activities                    156         325        27      6,863      6,378    102,172
   Issuance of bond                                              -           -         -      6,281      6,281     49,333
   Increase in key-money deposits                              140         325        27         27         96        785
   Disposal of treasury stock                                    -           -         -         17          -          -
   Increase in long-term loans                                  16           -         -        538
   Increase in short-term loans                                                                                    52,053
   Issuance of common stock                                                                                             0
   Increase of CB                                                                                                     833
   2) Cash Outflow from Financial Activities               (17,387)    (55,643)  (14,116)   (50,857)   (72,935)  -488,846
   Repayment of short-term borrowing                             -           -         -      9,000      9,000     69,559
   Repayment of long-term borrowing                              -       3,248         -          -          -          -
   Repayment of current portion of long-term debt            8,341      27,050    13,976     39,594     61,581    199,652
   Repayment of short-term leased debt                           -           -         -      2,063                     0
   Decrease in long-term key-money deposit                      40          40       141        190        190      8,254
   Payment of Stock Issue Costs                                157         157         -          -                 1,595
   Acquisition of Treasury Shares                                                                                   1,141
   Repayment of current portion of bond                                                                           198,348
   Payment of accrued financial lease accounts payable       8,848      25,148         -          -      2,163     10,296
   Decrease in additional paid-in capital
   Payment of current portion of non-trade payables              -           -         -         10          -          -
4. Net Decrease(Increase) in Cash                          (23,544)    (26,857)  (25,706)    (3,416)   (23,252)    83,569
5. Cash and Cash Equivalents, Beginning of Period           58,126      61,438    60,476     38,186     38,186    121,755
6. Cash and Cash Equivalents, End of Period                 34,581      34,581    34,770     34,770     61,438     38,186

      e. Notes on This Year's Financial Statement : Be refer to the review report

      f. This Year's Financial Statement Before/After Modification : N/A

5. CONSOLIDATED FINANCIAL STATEMENTS

      a. Summary of Consolidated Financial Statements N/A

      b. Notes to Consolidate Financial Statements N/A

      c. Consolidated Financial Statements N/A

6. FINANCIAL STATUS BY CATEGORY

      a. Financial Information by Business Area

      (1) Financial Status by Business Area

                                                      (Unit: In Millions of Won)

           CLASSIFICATION                  8TH         7TH          6TH
           --------------                -------     -------     ---------
High Speed Internet Service
1. Sales Amount                          388,320     528,074       476,884
   External Sales                        388,320     528,074       476,884
   Internal Sales Between Categories           0           0             0
                   Total                 388,320     528,074       528,074
2. Operating Profit                      -12,221     -11,022       -78,720
3. Assets                                523,458     748,969     1,694,978
   (Depreciation Costs)

      (2) Common Sales/Management Costs and Assets: N/A

      (3) Modification of Operating Profit/Loss: N/A

      (4) Other business status: N/A

      b. Financial Information by Region : N/A

7. FINANCIAL STATEMENT BEFORE/AFTER MERGER N/A

                             IV. AUDITOR'S OPINIONS

1. AUDITOR'S (CPA'S) OPINIONS

a. Auditor

9TH (2004) 2Q      8TH (2003) 2Q      8TH (2003) ANNUAL      7TH (2002) ANNUAL
--------------     --------------     -----------------    ---------------------
Ahn Kwon & Co.     Ahn Kwon & Co.       Ahn Kwon & Co.      Samil Accounting Co.

b. Summary of Procedures in This Year's Quarterly Audit (or Examination)

      1) Auditing Period : 2004.07.23 ~ 2004.07.31

c. Auditor's Opinions

 BUSINESS YEAR                             SUMMARY OF AUDITOR'S OPINIONS AND COMMENTS
 -------------                             ------------------------------------------
9th Semi-Annual      Properly indicated in terms of importance and according to corporate accounting standards
8th Semi-Annual      Properly indicated in terms of importance and according to corporate accounting standards
  8th Annual         Properly indicated in terms of importance and according to corporate accounting standards
  7th Annual                                            Opinion refused

d. Summary of Special Notes

 PERIOD                                  REMARKS
 ------                                  -------
9th Semi-      (1) Corporate Reorganization Procedures Commenced and Material
 Annual        Uncertainty of Presumed Corporate Continuation

                 As the said half-year financial statements were prepared under the presumption that the company would continue to exist, its assets and debts have been treated under the presumption that they would be recovered or repaid at their book value in the normal business processes. However, as explained in Note. No. 2 and 29 to the financial statements, the company is under reorganization based on the court approval of its reorganization plan on January 9, 2004, falling under the current half-year following a court decision that ordered the commencement of the company's reorganization procedures on March 27, 2003. Therefore, there still exists a material uncertainty as to whether the company will continue to exist, which will depend on the company's faithful performance of its reorganization plan.

                 Accordingly, the company's survival depends on a material
               uncertainty as to whether it will be able to secure a stable inflow of operating income in addition to a cash flow plan that enables its recovery of reorganization securities and repayment of reorganization debts. The company may fail to recover its assets or repay its debts at their book value in its normal business processes as the company will not continue to exist if the above plans fail. The said half-year financial statements do not reflect the amount, separate representation and corrections to the related assets or debts that may arise as the final outcome of such uncertainty when the presumption of its survival turns out wrong.

               (2) Transactions with Specially Related Parties

                 As stated in Note No. 15 to the half-year financial statements, the company had 2,306 million won (3,441 million won) in sales and 2,810 million won (21,969 million won) in sales costs with Korea.com Communications and its other affiliated companies in the current half-year (first half of the year). The company

 PERIOD                                  REMARKS
 ------                                  -------
               also had 5,239 million won (6,983 million won) in claims and
               1,484 million won (16,089 million won) in debts to the affiliated companies as of the date for the half-year (first half) balance sheet.

               (3) Application of Corporate Accounting Standards

               As stated in Note 3 to the financial statements, the company applied Standards Item No. 2 through 9 to the preceding year for the first time and Item No. 13 to the current year for the first time since Korea Accounting Standards Committee enacted the Corporate Accounting Standards. Such application of changed accounting standards is believed to be appropriate. Meanwhile, such changes in accounting standards did not influence the company's financial statements for the current and the preceding year.

8th Semi-      On March 3, 2003, the Company filed for Annual corporate
 Annual        reorganization proceedings on account of inability to fulfill its debt obligations, and was granted an automatic stay order on
               March 4, 2003. On March 27, 2003, the court approved its petition for reorganization proceedings. The proceedings are underway and the reorganization plan is in preparation as of the balance sheet date. In the meantime, the Company has undertaken actions toward a third-party takeover.

               Also, as stated in Note 2, 25, 29 and 30, the Company recognized a contingent liability of KRW 8.604 billion on claims brought against it as of the balance sheet date. There are 11 legal proceedings (on approx. KRW 10.355 billion) pending against the Company including collection suits and proof of claim proceedings.

               These conditions give rise to substantial doubts about the Company's ability to continue as a going concern, and significant uncertainties include whether and how it can restructure claims and liens brought against it; whether it can successfully conclude a third-party takeover as it intends to; whether its reorganization plan will obtain court approval; and what final settlement the contingent claims against it would reach. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined and, accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

               Given the significance of the effect the conditions described in the above paragraph may exert on the above semi-annual financial statements, I decline to express a review opinion on the financial statements.

               The balance sheet as of December 31, 2002, and the related financial statements of profit and loss, disposition of deficit and cash flows (not presented in this review report) ended then were audited by Samil Accounting Corporation in accordance with auditing standards generally accepted in the Republic of Korea.
               In their audit report dated March 3, 2003, Samil Accounting
               Corporation stated that the auditor declined to express an opinion. The balance sheet as of December 31, 2002, herein presented for comparative purposes, as explained in Note 3, has been re-prepared in accordance with Statement of Korea Accounting
               Standards VI. The re-preparation resulted in a deficit reduction and capital surplus increase, each by KRW 387.425 billion. Except in these categories, the balance sheet does not differ from the fore-mentioned audited financial statements in its significance.

8th Annual       (1) Proceedings of corporate reorganization & substantial
               doubt about Company's ability to continue as a going concern
               The foregoing financial statements have been prepared on the going concern basis, which contemplates continuity of normal business activities, realization of assets and extinguishments of liabilities in the ordinary course of business.
               However, as stated in Notes 2 and 32 to the financial statements, the Company filed for corporate reorganization proceedings on account of inability to fulfill its debt obligations on March 3,
               2003, and the court approved its petition for reorganization proceedings on March 27, 2003. The proceedings are underway and the reorganization plan was approved on January 9, 2004. And as stated in Note 31 to the financial statements, the Company recognized a loss before extraordinary gains/losses and income taxes of KRW 122,028 million during the accounting period ended
               December 31, 2003. As of the same date, the Company's current liabilities exceeded its current assets by KRW 10,894 million and its total liabilities exceeded its total assets by KRW 195,367 million.
               Also as stated in Note 28, there are 18 legal proceedings (on approx. KRW 125,535 million) pending against the Company
               including a proceeding to determine secured borrowings and unsecured borrowings.
               As a results, these conditions give rise to substantial doubt about the Company's ability to continue as a going concern, and significant uncertainties include whether it can successfully obtain operating gains to pay debt obligations and what final settlement the contingent claims against it would reach. If the above conditions generate unfavorable results to the company, the
               Company's ability to continue as a going concern is substantially doubtful, and the Company may not realize its assets and repay its liabilities in their estimated book value. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet date has not been reflected in the accompanying financial statements.

 PERIOD                                  REMARKS
 ------                                  -------
                    (2) Transactions with related parties
               As stated in Note 16 to the financial statements, the Company's sales and operating cost with related parties including Korea.com
               Communications recorded KRW 6,431 million and KRW 39,660 million, respectively, and the associated receivables and payables as of the end of this period are KRW 6,983 million and KRW 16,089 million.
                    (3) Significant events occurred after the balance sheet date
               As stated in Note 32 to the financial statements, the company's reorganization plan was approved by the Seoul District Court on
               January 9, 2004.
                    (4) Application of Statement of Korea Accounting Standards
               As stated in Note 3, Korea Accounting Standards Board has revised its Accounting Standards and established a new Statement of Korea
               Accounting Standards. The compliance date of Accounting Standards
               No.2 to No. 9 are the first fiscal year commencing on or after
               December 31, 2002. The Company's financial statements were prepared in accordance with the new Accounting Standards and the change of accounting standards are applicable.

7th Annual     (1) Exercise of Bond with Warrant and Debt-Equity Swap
               As disclosed in Note 17 of the financial statements, following a resolution of the board of directors on January 22, 2001, the
               Company has issued foreign currency bond with warrant worth USD
               70,000,000, and Korean Won denominated bond with warrant worth
               Won 136,160 million, with payment date on January 26, 2001. Among them, preemptive rights for 33,152,000 stocks owned by SB Thrunet
               Pte., L.P, 11,840,000 stocks by Naray & Company Co., Ltd. and
               7,104,000 stocks by TriGem Computer Inc. were exercised at Won
               2,500 per share on February 28, 2002, in the form of exchange of debt for equity proceeds.
               (2) Capital Decrease without Consideration
               As reported in Note 17 of the financial statements, in accordance with the resolution of a special meeting of shareholders on
               November 25, 2002, the Company proceeded with a capital reduction without consideration, engaging in a reverse stock split that substituted 1 share for 3 outstanding shares. As a result, the
               Company's aggregate outstanding shares decreased from 232,905,781 to 77,635,260, and its capital, from Won 582.264 billion to Won
               194. 088 billion.
               (3) Disposal of the Leased Line Business
               As discussed in Note 22 of the financial statements, for the purpose of resolving its liquidity shortage, the Company entered into an asset transfer agreement with SK Global on June 26, 2002, for the sale of its entire leased line business including optical cable networks, ceding licenses and permits, and intellectual property rights
               (4) Disposal of HFC Networks related to the High-Speed
               Internet Business and Buildings
               As discussed in Note 24 of the financial statements, on July 31,
               2002, the Company decided to dispose of its broadband
               internet-related HTC networks, as a measure for resolving its temporary liquidity shortage and debt repayments. An asset transfer agreement was signed with Powercomm Co., Ltd on this date
               (5) Significant Events Subsequent to the Balance Sheet
               Date
               Ever since its first creation, the Company engaged continually in massive equipment investments. The resulting increase in
               borrowing and exorbitant financial expenses, combined with rising operation costs including sales commissions on new subscription accounts, profoundly affected the Company's ability to procure funds. On March 3rd, 2003, the Company filed for corporate reorganization proceedings in Seoul District Court.

2. EXPENSES PAID TO EXTERNAL AUDITORS IN THE PAST THREE YEARS

a. Audit Service Agreements

                                                      (Unit: In Millions of Won)

BUSINESS                                                             TOTAL TIME
  YEAR             AUDITOR                 CONTENTS           FEE     REQUIRED
--------          -------                  --------           ---    ----------
   9th      Ahn Kwon & Co.          Quarterly, semi-annual     70         -
                                      and annual audits
   8th      Ahn Kwon & Co.          Quarterly, semi-annual     80
                                      and annual audits
   7th      Samil Accounting Co.    Quarterly, semi-annual    100
                                      and annual audits

b. Audit Agreement with External Auditor

                                                       (Unit:In Millions of Won)

BUSINESS    AGREEMENT                               SERVICE
  YEAR         DATE         CONTENTS OF SERVICE      PERIOD    EXPENSES   REMARK
--------    ---------       -------------------     -------    --------   ------
   8th                   Reorganization procedure                29
                           consulting
   7th                       Outside services                    98

             V. STATUS OF CONTROL STRUCTURE AND AFFILIATED COMPANIES

1. SUMMARY OF CONTROL STRUCTURE

a. Board of Directors

(a) Establishment of Board of Directors

It is managed in accordance with the provisions of Corporate Reorganization Act

(b) Main Contents of Board of Directors Policy

It is managed in accordance with the provisions of Corporate Reorganization Act

b. Audit Policy

- According to the Corporate Reorganization Act, the bankruptcy court appointed a statutory auditor on April 6, 2004.

(1) Items Related to Audit Agency

(a) Establishment and Structure of Audit Committee (Auditor)

   - The statutory auditor was appointed by Seoul District Court on April 6,
   2004.

   - The statutory auditor performs his role according to the Guiding Principles of Auditor.

   - The Company established provisions and detailed rules of audit on April 28, 2004.

   - The Company newly organized Audit Team to support the Statutory Auditor.

(b)Internal systems for audit committee (auditor) to gain access to management information According to the Article 7 and 8 of the auditing provisions, all employees have to closely cooperate with the Audit Team and a disciplinary action will be taken against refusal employee.

(c) Details of Audit Committee Members (Statutory Auditor)

    Name                       Major experience                               Remark
------------    -----------------------------------------------         ------------------
                - Director of Ssangyong Cement, Ssangyong
                Investment Co.,

Ko Chang Lib    - Statutory auditor of Sang-A Co., Labore Co.,              Appointed on
                Korea Tapaulin Co.,                                        April 6, 2004

                - Receiver of Korea Tapaulin Co., Ltd

(2) Main Activities of Audit Committee (Auditor) : N/A

c. Shareholders' Voting Rights

(1) Cumulative Voting: Not Adopted

(2) Written/Electronic Voting: Not Adopted

(3) Exercise Rights of Minority Shareholders: None

d. Directors' Compensation

(1) The Status of Compensation of Directors (including Outside Directors) and Members of Audit Committee (Auditors)

                      TOTAL PAID     TOTAL APPROVED BY   AVERAGE MONTHLY PAYMENT
CLASSIFICATION     (DURING 6 MONTH)     SHAREHOLDERS           PER PERSON         REMARK
--------------     ----------------  -----------------   -----------------------  ------
  Director         207 million won          -               5.77 million won

(2) Stock Options for Directors

N/A

2. STATUS OF AFFILIATED COMPANIES

a. Investment in Affiliated and Subsidiary Companies

                                                                              Relationship with Thrunet
                                      Capital                               -----------------------------
             Company               (Million Won)         Main Business      Number of Shares  Share Ratio
---------------------------------  -------------    ----------------------  ----------------  -----------
Korea.com Communications                     654        Portal Service               350,000        53.47%
Persontel, Inc.                    $   3,000,000          UMS Service             10,000,000        50.00%
Renthouse                                  1,400    Real Estate Info. Site            28,000        20.00%
TG Venture Investment Union 5              2,880              -                          6.4        22.22%
Joyview                                      190          CP Supplier                 40,000        21.05%
Korea Cable TV Ginam Broadcasting         17,186       Cable TV Provider             837,209        24.36%

b. Closing Statement of Affiliated and Subsidiary Companies

   Company Name: Persontel, Inc.
   Code:         -                                        (Unit: US  $)


      CLASSIFICATION              2003           2002           2001
--------------------------     ----------     ----------     ---------
[Current Assets]                   56,990         57,970       916,412
 *Current Assets                   56,990         57,970       820,418
 *Inventory Assets                                              95,993
[Fixed Assets]                  1,200,342      1,241,042     1,493,801
 *Investment Assets
 *Tangible Assets               1,198,154      1,238,154     1,341,158
 *Intangible Assets
 *Other Assets                      2,188          2,888       152,643
          Total Assets          1,257,332      1,299,012     2,410,213
[Current Liabilities]             852,200         96,276       160,354
[Long-term Liabilities]
       Total Liabilities          852,200         96,276       160,354
[Stockholders' Equity]          3,000,000      3,000,000     3,000,000
[Capital Surplus]
[Retained Earning]             -1,799,268     -1,797,264      -750,140
[Capital Adjustment]
Total Stockholders' Equity        432,132      1,202,736     2,249,859
Sales                             115,370        119,130        21,078
Operating Income                 -928,924       -939,104      -118,206
Ordinary Income                  -914,609       -922,188      -781,416
Net Income                       -914,609       -922,188      -750,140

   Company Name:   TG Venture Investment

      Union 5

  Code:     -          (Unit: In Millions of Won)

       CLASSIFICATION                      2003
----------------------------              ------
[Current Assets]                             225
 *Current Assets                             225
 *Inventory Assets                           237
[Fixed Assets]                                 -
 *Investment Assets                            -
 *Tangible Assets                              -
 *Intangible Assets                            -
 *Other Assets                                 -
       Total Assets                          463
[Current Liabilities]                         87
[Long-term Liabilities]                        -
    Total Liabilities                         87
[Stockholders' Equity]                     2,880
[Retained Earning]
[Capital Adjustment]
  Total Stockholders' Equity                 376
Sales                                         46
Operating Income                             599
Ordinary Income                               39
Net Income                                  -589

  Company Name:  Korea.com Communications
  Code:          -                       (Unit: In Millions of Won)

        CLASSIFICATION                2003             2002      2001
-------------------------------     -------          -------  ---------
[Current Assets]                      3,413            4,481     13,731
 *Current Assets                      3,413                      13,731
 *Inventory Assets                       -
[Fixed Assets]                        6,311           24,196     31,366
 *Investment Assets                  43,845              393      2,641
 *Tangible Assets                     3,371           9,9521     11,438
 *Intangible Assets                   2,895           13,851     17,286
 *Deferred Assets
            Total Assets              9,725           28,677     45,097
[Current Liabilities]                 1,804           12,699     19,458
[Long-term Liabilities]               6,146            5,319
         Total Liabilities            7,951           18,018     19,458
[Stockholders' Equity]                  654           38,063     38,062
[Capital Surplus]
 *Capital Reserve
 *Reevaluation Reserve
[Retained Earning]                    1,228          -27,295    -12,315
[Capital Adjustment]                   -108             -109       -109
     Total Stockholders' Equity        -682           10,659     25,639

        CLASSIFICATION                2003             2002      2001
-------------------------------     -------          -------  ---------
Sales                                13,677           32,386    5,447
Operating Profit                     -3,123          -14,199   -1,216
Ordinary Profit                     -20,382          -16,218   -1,145
Net Profit                           -8,884          -14,980   -1,145

  Company Name: Joyview
  Code :        -                 (Unit: In Millions of Won)

        CLASSIFICATION                 2003    2002  2001
-------------------------------        ----    ----  ----
[Current Assets]                         21      49    22
 *Current Assets                          5       7    10
 *Inventory Assets                       16      43    12
[Fixed Assets]                          245     263   227
 *Investment Assets                       8      21    24
 *Tangible Assets                        76      76    73
 *Intangible Assets                     161     165   130
 *Other Assets
            Total Assets                266     312   249
[Current Liabilities]                   300     212   169
[Long-term Liabilities]                   0      30    55
         Total Liabilities              300     242   224
[Stockholders' Equity]                  190     190   190
[Capital Surplus]                        61      61    61
 *Capital Reserve                                      61
 *Reevaluation Reserve
[Retained Earning]                     -285    -181  -227
[Capital Adjustment]
     Total Stockholders' Equity         -33      70    24
Sales                                   113     529   552
Operating Income                        -99     -26   -81
Ordinary Income                        -104      13   -86
Net Income                             -104      13   -86

  Company Name: Renthouse
  Code:         -                    (Unit: In Millions of Won)

         CLASSIFICATION             2003         2002         2001
-----------------------------      ------      -------       ------
[Current Assets]                      308          295          410
 *Current Assets                      306          295          410
 *Inventory Assets                      0            0            0
[Fixed Assets]                        429          427          621
 *Investment Assets                    43           43           43
 *Tangible Assets                     386          383          577
 *Intangible Assets                     0            1            1
 *Other Assets                          0            0            0
          Total Assets                735          722        1,021
[Current Liabilities]                 528          502          651

        CLASSIFICATION              2003         2002         2001
-----------------------------      ------      -------       ------
[Long-term Liabilities]                                           -
       Total Liabilities              528          502          651
[Stockholders' Equity]              1,400        1,400        1,400
[Capital Surplus]                     247          249          246
 *Capital Reserve
 *Reevaluation Reserve
[Retained Earning]                 -1,439       -1,426       -1,266
[Capital Adjustment]                                              -
   Total Stockholders' Equity         208          221          381
Sales                                 411          524          499
Operating Income                        5            1          107
Ordinary Income                       -12         -141          107
Net Income                            -12         -141          107

 Company Name: Korea Cable TV Ginam Broadcasting
   Code :      -       (Unit: In Millions of Won)

      CLASSIFICATION             2003     2002
---------------------------    -------   ------
[Current Assets]                 3,787    3,742
 *Current Assets                 3,437    3,623
 *Inventory Assets                 350      119
[Fixed Assets]                  60,281   75,714
 *Investment Assets             35,214   55,423
 *Tangible Assets               25,043   20,257
 *Intangible Assets                 24       34
 *Other Assets
       Total Assets             64,070   79,456
[Current Liabilities]           51,454   23,998
[Long-term Liabilities]            748   21,550
     Total Liabilities          52,203   45,548
[Stockholders' Equity]          17,186   17,186
[Capital Surplus]               15,088   15,088
[Retained Earning]              20,407    1,650
[Capital Adjustment]                 -      -16
  Total Stockholders' Equity    11,867   33,908
Sales                           18,899   14,370
Operating Income                 1,517    7,198
Ordinary Income                -20,923      830
Net Income                     -21,199      840

3. FINANCIAL STATUS OF OTHER COMPANIES

   [Classification: Domestic, Overseas]             (Unit: Million Won,  Shares)

                                                STARTING BALANCE        INCREASE OR DECREASE
                                          ----------------------------  ---------------------
           ACCOUNT       CORPORATION                SHARE  ACQUISITION            ACQUISITION
 CLASS      TITLE         NAME/ITEM       QUANTITY  RATIO     COST      QUANTITY     COST
--------  ----------  ------------------  --------  -----  -----------  --------  -----------
                       MIC99-7 Venture         300  15.0      3,009
Domestic  Investment  investment Union
          Securities          8
                        Hankyung.com       100,000   5.00       515
                           Inbain           67,500   2.92       450
                          Renthouse         28,000  20.00       420
                           Dongbu                0      0         0      99,280        -
                        Securities
                       Hey Anita Korea,    313,600  15.58     1,568
                            Inc
                       iBiztoday.com       100,000  10.00       669
                          Pillon            30,160  11.96     1,206
                       Korea IT venture          0      0         0      25,000       65
                       investment Union
                         Actizen.com        26,907  18.68       100
                            Joyview         40,000  21.05       100
                          EnTechVille       23,750  19.19       285
                            Naray           11,990  19.98       114
                        Communication
                          Technology
                             KINX           10,000   6.67        50
                         TG Venture            6.4  22.22       640
                          Investment
                           Union #5

                                                ENDING BALANCE               SUMMARY
                                          ---------------------------  -------------------
                                                                       ACQUISITION
           ACCOUNT       CORPORATION                SHARE             (DISPOSITION)
 CLASS      TITLE         NAME/ITEM       QUANTITY  RATIO  BOOK VALUE      DATE     REASON  DIVIDEND  REMARK
--------  ----------  ------------------  --------  -----  ----------  -----------  ------  --------  ------
                      MIC99-7 Venture          300   15.0    1,223
Domestic  Investment  investment Union
          Securities          8
                        Hankyung.com       100,000   5.00      180
                           Inbain           67,500   2.92      117
                          Renthouse         28,000  20.00        -
                           Dongbu           99,280   0.01      201
                        Securities
                       Hey Anita Korea,    313,600  15.58      885
                            Inc
                       iBiztoday.com       100,000  10.00        -
                          Pillon            30,160  11.96        -
                       Korea IT venture     25,000   0.01       65
                       investment Union
                         Actizen.com        26,907  18.68        -
                            Joyview         40,000  21.05        -
                          EnTechVille       23,750  19.19        -
                            Naray           11,990  19.98        -
                        Communication
                          Technology
                             KINX           10,000   6.67       50
                         TG Venture            6.4  22.22       84
                          Investment
                           Union #5

                                                  STARTING BALANCE          INCREASE OR DECREASE
                                          --------------------------------  ---------------------
           ACCOUNT       CORPORATION                    SHARE  ACQUISITION            ACQUISITION
 CLASS      TITLE         NAME/ITEM         QUANTITY    RATIO     COST      QUANTITY     COST
--------  ----------    --------------    ------------  -----  -----------  --------  -----------
                          Sports Love          154,337   8.12        300
                           Korea.com           350,000  53.47     35,000
                        Communications
                        Multiplus Ltd.             100   5.00          1
                        Korea Cable TV         246,191  12.31      2,719
                           Saeronet
                         Broadcasting
                        Korea Cable TV         837,209  24.36     22,305
                             Ginam
                         Broadcasting
                           Powercomm            83,333   0.06      1,000
          Investment       Persontel        10,000,000  50.00      1,666
Overseas  Securities    Hey Anita Inc.         154,440   0.12         55
                                          ------------
                  Total                   12,577,833.4
                                          ------------

                                                  ENDING BALANCE                 SUMMARY
                                          -------------------------------  -------------------
                                                                           ACQUISITION
           ACCOUNT       CORPORATION                    SHARE             (DISPOSITION)
 CLASS      TITLE         NAME/ITEM         QUANTITY    RATIO  BOOK VALUE      DATE     REASON  DIVIDEND  REMARK
--------  ----------    --------------    ------------  -----  ----------  -----------  ------  --------  ------
                          Sports Love          154,337   8.12        -
                           Korea.com           350,000  53.47      591
                        Communications
                        Multiplus Ltd.             100   5.00        1
                        Korea Cable TV         246,191  12.31    1,057
                           Saeronet
                         Broadcasting
                        Korea Cable TV         837,209  24.36    3,630
                             Ginam
                         Broadcasting
                           Powercomm            83,333   0.06    1,000
          Investment       Persontel        10,000,000     50        -
Overseas  Securities    Hey Anita Inc.         154,440   0.12        -
                                          ------------
                  Total                   12,702,103.4
                                          ------------

                              VI. STOCK INFORMATION

1. STOCK DISTRIBUTION

a. Largest Shareholder and Shares of Related Parties

[As of June 30, 2004]                                           (Unit: Share, %)

                                                         NUMBER OF SHARES (SHARE RATIO)
                                      --------------------------------------------------------------------
                                            BEGINNING         INCREASE   DECREASE          TERM-END
                                      ----------------------  ---------  ---------  ----------------------
                            TYPE OF   NUMBER OF               NUMBER OF  NUMBER OF  NUMBER OF                CAUSE OF
   NAME      RELATIONSHIP    SHARE      SHARES   SHARE RATIO    SHARES     SHARES     SHARES   SHARE RATIO    CHANGE
-----------  ------------  ---------  ---------  -----------  ---------  ---------  ---------  -----------  ----------
   Korea       Largest                    0          0.0      1,912,950      -      1,912,950      24.5      Debt to
Development  Shareholder    Common                                                                            Equity
   Bank                     Stock                                                                           Conversion
KDB Capital   Affiliate
                of the                                                                                        Debt to
               Largest      Common        0          0.0          1,638      -          1,638       0.0       Equity
             Shareholder    Stock                                                                           Conversion
                            Common        0          0.0      1,914,588      -      1,914,588      24.5
                            Stock
                            Preferred     0          0.0              0      -              0         0
                            Share
                                         --          ---      ---------     --      ---------      ----
         Total              Total         0          0.0      1,914,588      -      1,914,588      24.5
                                         --          ---      ---------     --      ---------      ----

Name of Largest Shareholder:  Korea Development Bank Number of Related People: 1

b. Status of Shareholders with 5% or Higher Share holding

     [As of June 30, 2004]                                     (Unit: shares, %)

                                    COMMON STOCK          PREFERRED SHARE             SUBTOTAL
                              -----------------------  ----------------------  ----------------------
                              NUMBER OF                NUMBER OF               NUMBER OF
RANK       NAME (TITLE)         SHARES   SHARE RATIOS    SHARES   SHARE RATIO    SHARES   SHARE RATIO
----   ---------------------  ---------  ------------  ---------  -----------  ---------  -----------
 1       Korea Development    1,912,950      24.52         -           -       1,912,950     24.52
               Bank
 2         Kookmin Bank       1,352,532      17.34         -           -       1,352,532     17.34
 3           Powercomm          834,552      10.70         -           -         834,552     10.70
 4     Shin-smail-agein Inc.    735,000       9.42         -           -         735,000      9.42
 5         Bond-pak Inc.        450,000       5.77         -           -         450,000      5.77
 6        Bond-pak 2 Inc.       450,000       5.77         -           -         450,000      5.77
                              ---------      -----        --          --       ---------     -----
              Total           5,735,034      73.51         -           -       5,735,034     73.51
                              ---------      -----        --          --       ---------     -----

c. Distribution by Shareholder

                                                         As of December 31, 2003

                                NUMBER OF             NUMBER OF
      CLASSIFICATION          SHAREHOLDERS   RATIO      SHARES     RATIO   REMARK
---------------------------   ------------   ------   ----------   -----   ------
        Government                 0           0.00            0     0.0
   Government Companies            5           0.03       87,831     0.1
    Security Companies             6           0.04      467,692     0.6
    Insurance Companies            0           0.00            0     0.0
Investment Trust Companies         0           0.00            0     0.0

                                NUMBER OF              NUMBER OF
      CLASSIFICATION          SHAREHOLDERS   RATIO      SHARES     RATIO   REMARK
---------------------------   ------------   ------   ----------   -----   ------
  Financial Institutions              2        0.00      362,360     0.5
General Financial Companies          12        0.07      217,656     0.3
   Mutual Savings Banks               2        0.01        5,333     0.0
    Other Corporations               67        0.42   60,678,416    78.1
        Individuals              16,024       99.36    9,389,686    12.1
        Foreigners                    9        0.07    6,426,286     8.3
                                 ------      ------   ----------   -----
           Total                 16,127      100.00   77,635,260   100.0
                                 ------      ------   ----------   -----

d. Ownership by Minority Shareholders, Largest Shareholder and others
Shareholders

                                                         As of December 31, 2003

                                     NUMBER OF                NUMBER OF
         CLASSIFICATION            SHAREHOLDERS   RATIO (%)     SHARES     RATIO    REMARK
---------------------------------  ------------   ---------   ----------   -----    ------
   Total of Small Shareholders        16,113        99.9      33,719,762    43.4
Small Shareholders (Corporations)         97         0.3      23,627,179    30.4
Small Shareholders (Individuals)      16,016        99.6      10,092,583    13.0
       Largest Shareholder                 1         0.0      24,727,240   31.85
   Total of Other Shareholders            13         0.1      19,188,258    24.7
Other Shareholders (Corporations)          5         0.0      18,764,348   24.17
Other Shareholders (Individuals)           8         0.0         423,910    0.53
                                      ------         ---      ----------     ---
              Total                   16,127         100      77,635,260     100
                                      ------         ---      ----------     ---

2. INFORMATION ON SHARES

Preemptive right delineated      (1)   The shareholders of the Company shall have rights to subscribe for new
 the Articles of Incorporation         shares to be issued by the Company in proportion to their respective shareholdings.

                                 (2)   Notwithstanding the provision of Paragraph (2), the Company may allocate new shares to persons other than existing shareholders of the Company, in any of the following cases:

                                       1.    If the Company issues new shares by a general public offering approved by a resolution of the Board of Directors in accordance with Article 189-3 of the Securities and Exchange Act ("SEA");

                                       2.    If the Company preferentially allocates new shares to members of the
                                             Employee Stock Ownership Association in accordance with Article
                                             191-7 of the SEA;

                                       3.    If the Company issues new shares pursuant to the exercise of stock options in accordance with Article 189 of the SEA;

                                       4.    If the Company issues new shares for the issuance of depositary receipts ("DR") in accordance with Article 192 of the SEA;

                                       5.    If the Company issues new shares in accordance with the Foreign
                                             Investment Promotion Law for the inducement of foreign capital as necessary for the management of the Company;

                                       6.    If the Company issues news shares to domestic financial
                                             institutions, legal

                                           persons or individuals to the extent necessary for the management of the Company.

                               (3)   In the case of abandonment or loss of the right of the shareholders to subscribe for new shares, or if fractional shares remain at the time of allocation of new shares, such shares shall be disposed of by a resolution of the Board of Directors
      Year-end Closing          December 31      Annual Shareholders Meeting      No later than End of March
  Closing of Transfer Book                                               -
   Denomination of Stocks                           1, 5, 10, 50, 100, 500, 1,000, 10,000
       Registration of                                      Korea Securities Depositary
    Stock-transfer Agent
  Privilege of Stockholders        None                 Newspaper Used             Korea Economic Daily

3. STOCK PRICE AND PERFORMANCE IN THE PAST SIX MONTHS

a. Domestic Stock Market N/A

b. Foreign Stock Market N/A * Delisted from Nasdaq on April 7, 2003.

                          VII. DIRECTORS AND EMPLOYEES

1. STATUS OF DIRECTORS

                                                                  (Unit: shares)

                                                                                                            NUMBER OF SHARES
     TITLE                                                                                                 -------------------
(STANDING/NON       REGISTERED/                                                                            ORDINARY  PREFERRED
   STANDING)       UNREGISTERED        NAME           DOB                     BRIEF RECORD                   SHARE     SHARE
-----------------  ------------    ------------    ---------    -----------------------------------------  --------  ---------
     Receiver       Registered     Park Suk Won    1943.2.17    - Vice Present of KoRam Bank                   0         0
    (Standing)                                                  - Receiver of Heung Cahng
                                                                - Statutory auditor of Sang-A Co., Labore
Statutory Auditor                                               Co., Korea Tapaulin Co.,
                    Registered     Ko Chang Lib    1945.10.8    - Receiver of Korea Tapaulin Co., Ltd          0         0
    Executive
     Director
    (Standing)      Registered     Kim Se Hwan      1959.5.7    - Naray Mobile Telecom                        33         0
 Senior Director    Registered     Park Kyu Bae     1959.3.9    - Hansam Co.,                                  0         0
    (Standing)
 Senior Director    Registered     Kim Yu Jung      1958.2.2    - Naray Mobile Telecom                         0         0
    (Standing)
     Director       Registered     Kim In Jung     1959.5.15    - KEPCO                                        0         0
    (Standing)
Total Compensation during 6 month:  207 Million Won
Average Monthly Payment Per Person : 5.77 Million Won

2. EMPLOYEE STATUS

      (As of June 30, 2004)                           (Unit: In Millions of Won)

                   NUMBER OF EMPLOYEES
        ----------------------------------------
                                ENGINEER/         AVERAGE EMPLOYMENT                 AVERAGE MONTHLY
CLASS   SALES/MARKETING  MGT.  RESEARCHER  TOTAL        PERIOD        TOTAL PAYMENT  PAY PER PERSON   REMARK
------  ---------------  ----  ----------  -----  ------------------  -------------  ---------------  ------
 Male         94          45       89       228          4.57             4,100            2.99
Female         5           9        7        21          3.65               179            1.42
              --          --       --       ---          ----             -----            ----
Total         99          54       96       249             -             4,279               -
              --          --       --       ---          ----             -----            ----

3. STATUS OF LABOR UNION

1) The labor union is open to all employees excluding directors, team managers, members of the business administration team and the operation supporting & HR Team

2) 183 employees joined the labor union and the union belongs to Korea Labor Union Nationwide of Information and Telecommunication.

                     VIII. TRANSACTIONS WITH RELATED PARTIES

1. TRANSACTIONS WITH LARGEST SHAREHOLDER

a. Advanced Payments and Loans (including Securities Loan) : N/A

b. Provision of collateral:                           (Unit: In millions of Won)

                                                Details
            -------------------------------------------------------------------------------
                                                                   Transaction
   Name                                              --------------------------------------
(Corporate                                           Beginning                      Ending
   Name)    Creditor  collateral   Period  Priority   Balance   Increase  Decrease  Balance  Remark
----------  --------  -----------  ------  --------  ---------  --------  --------  -------  ------
 Thrunet       KDB     Land/Bldg.                                                   621,293

 Thrunet       KDB       Cable                           Cable Modem 0.3 Millions Unit/
                      Modem/Stock                      Stock (Korea IT Investment Venture,
                                                        Heyanitar, Hankyung.Com, Actizen)

 Thrunet       KDB     Machinery                                                     10,246
             Capital

                        Total

c. Guarantee of Debts

                                                      (Unit: In millions of Won)

                                                  Details
                          --------------------------------------------------------
                                                          Transaction
                                            --------------------------------------
                                            Beginning                      Ending
   Name     Relationship  Creditor  Period   Balance   Increase  Decrease  Balance  Remark
----------  ------------  --------  ------  ---------  --------  --------  -------  ------
 Lee Hong      Former
 Soon/Lee      Related                                                     288,129
 Yong Tae      Parties
                                                                           -------
                    Total                                                  288,129
                                                                           -------

d. Investments: N/A

e. Acquisition or Disposition of Securities: N/A

f. Land Transactions (including Lease)

(1) Land Transactions: N/A

(2) Land Lease: N/A

g. Long-Term Supply Contracts: N/A

h. Business Acquisitions/Transfers: N/A

2. TRANSACTIONS WITH SHAREHOLDERS (EXCLUDING LARGEST SHAREHOLDER), DIRECTORS, EMPLOYEES AND OTHER RELATED PARTIES

                                                     (Unit : In Millions of Won)

                                            Long/Short-Term
                                               non-trade                               Long-term
        Name            Trade receivables     receivables     Non-trade payables   non-trade payables
---------------------   -----------------   ---------------   ------------------   ------------------
      Korea.com                 933               3,557                869
   communications

Korea Cable TV Gi-nam           223                                     10                  605

      Employee                                      526

                              -----               -----                ---                  ---
        Total                 1,156               4,083                879                  605
                              -----               -----                ---                  ---

IX DETAILED FINANCIAL STATEMENTS

1. DEPOSITS AND OTHERS

                                                     (Unit : In Millions of Won)

                    Name of Financial     Outstanding    Interest Income
Title of Account       Institution          Balance         Incurred        Collateral    Remarks
----------------    ------------------    -----------    ---------------    ----------    -------
                        Hana Bank              361

Savings Account         KorAm Bank             922

                           NACF                152

                        KorAm Bank           7,535             283

    MMF/MMDA            Hana Bank           19,173

                    Chohung Bank, etc.         338

                        KorAm Bank           6,098              23

  Time Deposit        Dong-Bu Svings           270              29
    Account
                        KorAm Bank              24
                                            ------             ---
                Total                       69,458             335
                                            ------             ---

2. Marketable Securities : N/A

3. Trade Receivables

                                                     (Unit : In Millions of Won)

Title of                       Beginning                      Ending
 Account         Debtor         Balance   Increase  Decrease  Balance  Remarks
---------  ------------------  ---------  --------  --------  -------  -------
Networks       Subscribers        6,588          -     4,326    2,262

Internet   Hanbit Ginam, Etc.    74,772     20,634         -   95,406

                 Jizz
Korea.Com   Communications,
                  Etc.               88          -        55       33
                                 ------     ------     -----   ------
            Total                81,448     20,634     4,381   97,701
                                 ------     ------     -----   ------

4. Short-Term Borrowings : N/A

* Details of CP : N/A

5. Trade Payables

                                          (Unit : In Millions of Won)

Title of              Beginning                      Ending
 Account   Creditor    Balance   Increase  Decrease  Balance  Remarks
---------  ---------  ---------  --------  --------  -------  -------
Non-trade  TG Ubase,
 payable      Etc.     14,294      4,377          -   18,672
                       ------      -----   --------  -------
         Total         14,294      4,377          -   18,672
                       ------      -----   --------  -------

6. Long-Term Borrowings

                                                     (Unit : In Millions of Won)

       Lender           Beginning Balance   Increase   Decrease   Ending Balance
---------------------   -----------------   --------   --------   --------------
         KDB                 278,135                     12,344       265,791
     KorAm Bank                1,096                        164           932
    Shinhan Bank                 178                         27           151
 Shin-lee-cheon-sam
        Inc.                   6,300                        945         5,355
        Dacom                  1,000                         84           916
   Bond-park Ltd.             15,000                      2,250        12,750
 Bond-park-2nd Ltd.           15,000                      2,250        12,750
 Shin-sae-cheon-non
        Ltd.                   8,000                      1,200         6,800
  Shin-expert Ltd.             6,400                        960         5,440
 Shin-han-ma-mm Ltd.           9,600                      1,440         8,160
Shin-smail-again Ltd.         24,500                      3,675        20,825
        DIMCO                      1                          0             1
       LG Card                 7,963                      7,963             0
   LG Electronics                  0          5,493                     5,493
       LG CNS                      0          2,328                     2,328
HP Financial Services         13,618                        915        12,703
  Sam-shin Savings                52                          8            44
     Ko Nam-Yae                   50                          7            43
     Woori Bank                    6                          1             5
    Kookmin Bank              45,084                      6,762        38,322
 Industrial Bank of
        Korea                    189                         28           161

     KDB Capital                3,041                     89            3,033
        KAMCO                     591                     76              515
KOTEC Kangrung Branch             120                     18              102
     Kim Kil-Ja                    20                      3               17
    Jeon Young-Ah                  20                      3               17
     Ahn Sook-Ja                   50                      7               43
    Yoo Chang-Soo                  13                      2               11
     Lee Jae-Ok                    34                      5               29
     Lee Tae-Ok                   110                     16               94
     Ko Sung-Ho                    20                      3               17
    Park Sook-Hee                   1                      0                1
   Jang Young-Nam                  20                      3               17
      Han Ji-Ju                    15                      2               13
    Lee Yong-Bok                   50                      7               43
     Kim Dae-Jin                   60                      9               51
     Hwang Ku-Ho                   10                      1                9
     Lee Sun-Won                   98                     15               83
    Back Hyun-Ju                   20                      3               17
    Lim Keun-Sik                   10                      1                9
   Jeung Sang-Yun                  15                      2               13
   Jeong yeou-Sung                 20                      3               17
    Kim Kyung-Hun                  40                      6               34
     Cha Sang-Ik                    3                      1                2
    Kim Young-Ho                    5                      1                4
     Kim Joo-Hee                   12                      2               10
    Kim Jong-Dae                   25                      4               21
  Song Young-Seung                  5                      1                4
   Yang Seung-Rok                  40                      6               34
    Kim Jeong-Man                  20                      3               17
   Hong Kyung-Pyo                  15                      2               13
    Kim Tae-Yoon                   20                      3               17
    Yoo Sang-Yun                    3                      0                3
     Woo Kyu-Tae                    2                      0                2
     Bae Jin-Pyo                    3                      1                2
   Shin Seung-Hye                   5                      1                4
   Kim Kyung-Whan                   5                      1                4
     Im Kong-Muk                    3                      0                3
    Byun Jae-Hee                    5                      1                4
    Kim Sung-Soo                    1                      0                1
    Nam Kyung-Ok                    5                      1                4
    Cisco Systems
Finance International           4,436          122                      4,558
SB Thrunet Pte. Ltd.            8,864          245                      9,109
                              -------         -----     ------        -------
        Total                 450,028         8,188     41,325        416,130
                              -------         -----     ------        -------

7. Bonds Issued : N/A

X. OTHER NECESSARY DETAILS

1.    REPORTS AND PROGRESS OF MAIN MANAGEMENT DETAILS

a. Reports pursuant to Clause 2, Chapter 6 (Report of Main Management Details): N/A

b.    Announcement on Listed Corporation Announcement Regulation : N/A

c.    Reports Pursuant to Committee Agency Market Announcement Regulation : N/A

d. Report Pursuant to Regulation Chapter 2 (Registration & Management of Securities Issuer)

  DATE                                                                                               REPORTS
REPORTED                      TITLE                                   REPORTS                        STATUS      REMARK
--------        --------------------------------    ---------------------------------------------    -------     ------
  6/7/04          Decision on Capital Increase         Related to Debt to Equity Conversion
                      with Consideration

                 100% capital reduction of the              Related to capital reduction
 4/14/04         common shares held by largest
                         shareholders

                 100% capital reduction of the              Related to capital reduction
 1/19/04         common shares held by largest
                         shareholders

 1/15/04         Cancellation of stock option         Related to cancellation of stock option

 1/15/04           Filing of material change              Related to approval of corporate
                                                                 reorganization plan

  7/4/03           Loan to major shareholders                Related to roll-over of loans

 4/25/03          Collateral from Affiliates                    Related to collateral

 3/27/03           Determination to commence         Related to the determination to commence
                        reorganization                             reorganization

  3/5/03        Determination to dispose capital       Related to dispose capital maintenance
                          maintenance

  3/3/03             Application to Commence             Related to commencing reorganization
                        Reorganization

12/31/02          Stock retirement completed         Related to capital reduction of registered
                                                                    common stock

12/28/02          [Correction] Stock retirement     Correction announcement according to dispose
                           resolved                               fractional shares

12/02/02          Decisions of Extraordinary              Decision for capital reduction
                     Shareholders' Meeting

10/15/02         Decision on stock retirement       Capital reduction by consolidation of shares
                    (for capital reduction)

 8/30/02         Decision on Capital Increase       Capital increase with consideration below par
                      with Consideration

 7/11/02        Disposition of Main Fixed assets    Related to private line (fiber optic cable,
                                                                 ducts, equipments)

 3/22/02               Securities Issue             Related to issuing convertible bonds without
                      Performance Report                              guarantee

 3/15/02               Business Briefing            Related to issuing convertible bonds without
                                                                      guarantee

  3/7/02          Preliminary Business Briefing     Related to issuing convertible bonds without
                                                                      guarantee

  3/7/02                Securities Report           Related to issuing convertible bonds without
                                                                      guarantee

  DATE                                                                                     REPORTS
REPORTED            TITLE                                   REPORTS                        STATUS    REMARK
--------        --------------              ------------------------------------------     -------   ------
3/6/02          Exercise of BW              Related to exercising BW of SB Thrunet Pte
                                              Ltd, Trigem Computer, Naray & Company

e.    Progress of Major Management Issues Previously Announced

Originally Reported Date               Title                   Original Report                         Progress
------------------------     -------------------------    -------------------------    ---------------------------------------
        1/19/04              Reverse stock split          Related to Capital           Capital reduction of largest share
                                                              Reduction                    holders (2/18/04)
                                                                                       Additional capital reduction of largest
                                                                                           shareholder (4/26/04)

        3/27/03              Determination to commence    Related to Reorganization    Second meeting of interested parties
                             reorganization                                                (11/28/03)

        3/27/03              Determination to commence    Related to Reorganization    First meeting of interested parties
                             reorganization                                                (6/25/03)

2.    MINUTES OF SHAREHOLDERS' MEETING

  DATE OF SHAREHOLDERS'
         MEETING                                ISSUES                                                DECISIONS
---------------------------   ---------------------------------------------    -----------------------------------------------------
Extraordinary Shareholders'   1. Issue of Capital Reduction                    1. Original proposal approved
  Meeting (Nov. 25, 2002)

Extraordinary Shareholders'   1. Amendment of Articles of  Incorporation       1. Original proposal approved
          Meeting             2. Director Appointment                          2. Proposal withdrawn
      (Aug. 2, 2002)          3. Asset Transfer Approval                       3. Original proposal approved
                              4. Issue of New Stocks Below Par                 4. Original proposal approve

6th Annual Shareholders'      1. Approval of 6th Balance Sheet, Income         1. Original proposal approved
         Meeting              Statement, Deposition of Deficit Statement       2. Original proposal approved
     (Mar. 22, 2002)          2. Amendment of Articles of Incorporation         - Amendment of Articles on Selecting External
                                                                                  Auditor
                              3. Director Appointment                          3. A total of seven directors selected - Jung Sang
                              4. Approval of Directors' Pay Limit              Soon, Han Gi Choo, Yoon Seok Joong, Len Danaka,
                               * Selection of External Auditor                 Yosimitzu Koto,Lee Yong Teh, Alex Vieux
                                                                               4. Original proposal approved (Won 1.8 billion)
                                                                                - Samil Accounting Co.

5th Annual Shareholders'      1. Approval of 5th Balance Sheet, Income         1.Original proposal approved
         Meeting              Statement, Deposition of Deficit Statement       2.Original proposal approved
     (Mar. 27, 2001)          (Proposal)                                        - Change provisions of stock options
                              2. Amendment of Articles of Incorporation        3. Kim Se-hwan and Kim Yong-hoi appointed
                              3. Director Appointment                          4. Original proposal approved (Won 1.6 billion)
                              4. Approval of Directors' Pay Limit              5. Samjeong Accounting Co. selected
                              5. Selection of External Auditor                 6.Original proposal approved
                              6. Grant Stock Options                            -Total Granted: 334
                              7. Adjustment of Exercise Price of Stock          -Exercise Price: Won 7,200
                              Options                                          7.Original proposal approved
                                                                                - Adjustment of Exercise Price: Won 7,200

  DATE OF SHAREHOLDERS'
         MEETING                                ISSUES                                               DECISIONS
---------------------------   ---------------------------------------------    ----------------------------------------------------
Extraordinary Shareholders'   1. Amendment of Articles of Incorporation        1.Original proposal approved
          Meeting             2. Decisions on New Stock Issue                  -Additional changes in third party distribution
      (Jan. 9, 2001)          3. Decisions on Issuing BW                       methods
                              4. Approval of Securities Purchase Agreement,    -Increase Limit of BW: Won 500 billion
                              Investor Rights Agreement and Investment         2.Original proposal approved
                              Agreement (Agreement of Issuing New Stocks       -Capital increase with consideration by third party
                              and Warrant Bonds)                               distribution methods on SB Thrunet Fund,L.P., Trigem
                              5. Director Appointment                          Computer
                                                                               3.Original proposal approved
                                                                               -Agreement on issuing warrant bonds of SB Thrunet
                                                                               Fund, L.P. Trigem Computer and Naray & Company
                                                                               4.Original proposal approved
                                                                               -Agreement conditions approved
                                                                               5. Hasegawa Hitoshi (Japan), Uchida Siro (Japan),
                                                                               Lee Eun-bok (USA) and Lee Hong Sun selected

* The 7th and 8th Annual Shareholders' Meetings were not held due to the commencing of the reorganization proceedings (March 27, 2003).

3. CONTINGENT LIABILITIES

a. Major Lawsuits

The Company is a defendant in several lawsuits and arbitrations, whose ultimate outcome cannot be ascertained at this time. Legal proceedings initiated against the Company pending as of June 30, 2004 are as follows:

                                                      (Unit: in millions of won)

      Claims                      Complaint            Defendant  Demanding payment   Remark
---------------------     --------------------------   ---------  -----------------   ------
Compension for Damage     Lee Gem Bok & 3 other case    Thrunet           727
Reimbursement             Kim Un hwan & 1 other case    Thrunet           395
of Contract Amount
Settlement of             JT Telecom & 2 other cases    Thrunet         1,716
Unsecured Claims
                                                                        -----
  Total                                                                 2,838
                                                                        -----

b. Collateral Check and Note

[Classification: Check]                                            (Unit: Check)

        ISSUED               QUANTITY        AMOUNT           REMARK
----------------------       --------        ------       ---------------
         Bank                   1            Blank        Loan Collateral
Financial Institutions
     Corporation

        ISSUED               QUANTITY        AMOUNT           REMARK
----------------------       --------        ------       ---------------
  Other (Individual)

[Classification: Note]                                              (Unit: Note)

        ISSUED               QUANTITY        AMOUNT           REMARK
----------------------       --------        ------       ---------------
         Bank
Financial Institutions          5            Blank        Loan Guarantee
     Corporation
  Other (Individual)

c. Other Contingent Liabilities: N/A

4. RESTRAINT STATUS : N/A

5. ISSUES AFTER CLOSING DATE:

6. SMALL TO MEDIUM ENTERPRISES STANDARD EVALUATION INDEX: N/A

7. PROGRESS RESULTS ON FUTURE PLANS: N/A

8. USE OF SUBSCRIPTION FUNDS

         CLASS                 PAYMENT DATE         PAYMENT AMOUNT        USE OF FUND AS REPORTED      ACTUAL USE OF FUNDS
------------------------       ------------         ---------------       -----------------------      -------------------
20th Thrunet Convertible         2002.3.21          Won 952,500,000            Operating Fund             Operating Fund
  Bearer Bonds Without
       Collateral

SEMI-ANNUAL FINANCIAL STATEMENTS REVIEW REPORT

To Shareholders and Receiver of Korea Thrunet Co., Ltd.

   We have reviewed the accompanying balance sheet of Korea Thrunet Co., Ltd. as of June 30, 2004 and the related statements of income and cash flow for the three-month period and six-month period then ended. The company management is responsible for creating its financial statements while this auditor is responsible to reporting his findings in them based on his examination thereof. We have examined the company's income statement and cash flow for the three-month period and six-month period as of June 30, 2003 , which are attached hereto for comparison purposes. In our audit report dated July 31, 2003, we did not express our opinions as there was a serious uncertainty about the company's continuation.

   We have examined the financial statements in compliance with Korean Standards for Examining Half-Year Financial Statements. The Standards provide that we plan and perform the examination of the financial statements to secure confidence of an ordinary degree that they are not materially distorted. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. As we have not performed a formal audit, we do not express our audit opinion.

   We have found that the said financial statements for 2004 were prepared in compliance with Korean Corporate Accounting Standards in terms of material significance.

   We audited the company's balance sheet as of December 31, 2003, income statement, loss disposition of Deficit, and cash flow (not attached to this report) for the financial period ending on the said date pursuant to Korean Accounting Audit Standards. We issued an appropriate opinion on the result on March 3, 2004. The balance sheet as of December 31, 2003, attached for comparison, has no material differences from the said balance sheet we audited.

   The following points do not influence our examination opinions but the report users may refer to make a reasonable decision:

   (1) Corporate Reorganization Procedures Commenced and Material Uncertainty of Presumed Corporate Continuation

      As the said half-year financial statements were prepared under the presumption that the company would continue to exist, its assets and debts have been treated under the presumption that they would be recovered or repaid at their book value in the normal business processes. However, as explained in Note. No. 2 and 29 to the financial statements, the company is under reorganization based on the court approval of its reorganization plan on January 9, 2004, falling under the current half-year following a court decision that ordered the commencement of the company's reorganization procedures on March 27, 2003. Therefore, there still exists a material uncertainty as to whether the company will continue to exist, which will depend on the company's faithful performance of its reorganization plan.

      Accordingly, the company's survival depends on a material uncertainty as to whether it will be able to secure a stable inflow of operating income in addition to a cash flow plan that enables its recovery of reorganization securities and repayment of reorganization debts. The company may fail to recover its assets or repay its debts at their book value in its normal business processes as the company will not continue to exist if the above plans fail. The said half-year financial statements do not reflect the amount, separate representation and corrections to the related assets or debts that may arise as the final outcome of such uncertainty when the presumption of its survival turns out wrong.

(2) Transactions with Specially Related Parties

      As stated in Note No. 15 to the half-year financial statements, the company had 2,306 million won (3,441 million won) in sales and 2,810 million won (21,969 million won) in sales costs with Korea.com Communications and its other affiliated companies in the current half-year (first half of the year). The company also had 5,239 million won (6,983 million won) in claims and 1,484 million won (16,089 million won) in debts to the affiliated companies as of the date for the half-year (first half) balance sheet.

(3) Application of Corporate Accounting Standards

      As stated in Note 3 to the financial statements, the company applied Standards Item No. 2 through 9 to the preceding year for the first time and Item No. 13 to the current year for the first time since Korea Accounting Standards Committee enacted the Corporate Accounting Standards. Such application of changed accounting standards is believed to be appropriate. Meanwhile, such changes in accounting standards did not influence the company's financial statements for the current and the preceding year.

                              Lee Won-hi, CEO, CPA

                           AHN, KWON & ASSOCIATES INC.

July 31, 2004

This examination report is valid as of its date. Therefore, this examination report may be revised if any events or circumstances that materially affect the attached financial statements of the company may arise during the period between this report date and the date this report is reviewed.

NOTES TO HALF-YEAR FINANCIAL STATEMENT

9th Period First Half-Year: January 1 to June 30, 2004

9th Period 2 Quarter: April 1 to June 30, 2004

8th Period First Half-Year : January 1 to June 30, 2003

8th Period 2 Quarter: April 1 to June 30, 2003

KOREA THRUNET CO., LTD.

1. GENERAL

      Korea Thrunet Co., Ltd. ("the company" hereinafter), was founded on July 30, 1996, to engage in broadband Internet access service as its main business. Its 11,615,000 shares (3,871,666 shares after capital reduction) were listed on NASDAQ on November 18, 1999. However, the company was delisted later on April 7, 2003, due to the company's filing for corporate reorganization proceedings. The company's capital, which was 132,000 million won at the time of its incorporation, has reduced to 19,505 million won as of June 30, 2004 through several capital increases and decreases with or without consideration and debt-to-equity conversion based on the reorganization plan approved in the current period. The following are the major shareholders at the end of the current half-year period.

                               Number of shares
         Name                      (Share)                  Ratio(%)
----------------------         ----------------             --------
Korea Development Bank             1,912,950                  24.52
     Kookmin Bank                  1,352,532                  17.33
      Power comm                     834,552                  10.70
         Etc.                      3,701,766                  47.45
                                  ----------                -------
                                   7,801,800                 100.00
                                  ==========                =======

2. IMPLEMENTATION OF REORGANIZATION PROCEDURES

The Bankruptcy Division of Seoul District Court granted our pertition for the commencement of reorganization proceedings on March 27, 2003, which was petitioned to Seoul District Court for the company's insolvency on March 3, 2003. The company's reorganization proceedings are underway as per its reorganization plan approved on January 9, 2004, in the current half-year period. The details of the company's reorganization plan and its reorganization claims confirmed or changed are summarized as follows:

      (1) Details of Reorganization Plans Approved

1) Details of Confirmed Reorganization Claims

                                                     (Unit : In Millions of Won)


                                Accepted Claims                                      Valid Claims
                    -----------------------------------               -------------------------------------
                                Interest                   Exempted                  Interest
                               before the                   Claims                  before the
                    Principal  proceedings      Total       Note 1    Principal     proceedings      Total    Remarks
                    ---------  -----------     --------   ----------  -----------   -----------     -------   -------
Secured

Secured
Borrowings            256,226           31      256,257          21      256,226           52       256,278

Secured
Accounts
Payables               22,770            -       22,770           -       22,770            -        22,770

Deposits                1,452            -        1,452           -        1,452            -         1,452
                    ---------  -----------     --------   ---------   ----------    ---------       -------
  Sub Total           280,448           31      280,479          21      280,448           52       280,500
                    ---------  -----------     --------   ---------   ----------    ---------       -------
Unsecured

Unsecured
Borrowings            206,971        5,169      212,140      (2,829)     204,142        5,169       209,311

Contigent
Payable                 4,705            -        4,705           -        4,705            -         4,705   Note2

Claim  for
Compensation            3,802            -        3,802           -        3,802            -         3,802   Note3

 Claim for
guarantee                  48            -           48         (48)           -            -             -   Note4

Unsecured
Accounts Payables     136,175        1,677      137,852       3,650      139,629        1,873       141,502

Deposits                  384            -          384         (75)         309            -           309

 Debts Payable to
 Related Parties        4,772          161        4,933        (146)       4,616          171         4,787

Tax Payables           36,395        1,763       38,158     (38,158)           -            -             -
                    ---------  -----------     --------   ---------   ----------    ---------       -------
Sub Total             393,252        8,770      402,022     (37,606)     357,203        7,213       364,416
                    ---------  -----------     --------   ---------   ----------    ---------       -------
    Total             673,700        8,801      682,501     (37,585)     637,651        7,265       644,916
                    =========  ===========     ========   =========   ==========    =========       =======

(Note 1) The changes to the recognized claims include additional reports, withdrawal of objections or early repayment on or after the claims reporting period.

(Note 2) Incidental debts recognized in connection with the subscribers' agreement on use of Hanmi Bank allied credit cards.

(Note 3) Compensatory debts recognized in connection with the contract performance security guarantee by Seoul Guarantee Insurance.

(Note 4) Guarantee to employee loans, which have expired as the guarantee period is over.

2) Repayment Method of Reorganization Claims

      a. Loan Debts under Reorganization Collaterals

         The principal of loan debts under reorganization collaterals are to be repaid in equal installments over six years from the 4th to 9th year after a grace period to the 3rd year. The interest accrued before the reorganization commenced will be fully exempted and the interest accrued during the preparation year after the Commencement will be repaid at an annual interest rate of 7% according to the repayment terms of the principal and the interest accrued in the first year and thereafter will be repaid in the year the interest is accrued.

      b. Trade Payable Debts under Reorganization Collaterals

         The principal of the trade payable debts under reorganization collaterals will be repaid in five equal installments from the first to the 5th year and the interest will be fully exempted.

      c. Rental Deposits under Reorganization Collaterals

         The principal of the rental deposits under reorganization collaterals will be repaid with the rental deposit of the new rental agreement when the existing agreement expires or is terminated and the interest will be fully exempted.

      d. Loan Debts of Reorganization Claims

         15% of the loan debts of reorganization claims will be converted into equity investment and the remaining principal will be repaid in five equal installments from the 6th to 10th year after a grace period to the 5th year. The interest accrued before the reorganization commenced will be fully exempted and the interest accrued during the preparation year after the reorganization commenced will be repaid at an annual interest of 2.0% according to the repayment terms of the principal and the interest accrued in the first year and thereafter will be repaid in the year the interest is accrued.

      e. Incidental Debts or Compensatory Debts of Reorganization Claims

         15% of the incidental debts or compensatory debts of reorganization claims will be converted into equity investment and the remaining principal will be repaid in five equal installments from the 6th to 10th year after a grace period to the 5th year. The interest will be fully exempted.

      f. Trade Payable Debts of Reorganization Claims

         The principal of the trade payable debts of reorganization claims will be repaid as follows: up to 200 million won in the 1st year, 300 million won in the 2nd year, 1 billion won in the 3rd year, 2 billion won in the 4th year, 3 billion won in the 5th to 8th year and the balance in the 9th year. However, 15% of the trade payable debts of reorganization claims of 20 billion won or more will be converted into equity investment and the remaining amount will be repaid with a grace period to the 2nd year as follows: up to 1.5 billion won in the 3rd year, 2 billion won in the 4th year, 3 billion won from the 5th to 8th year, and the balance in the 9th year. Further, debt amounts up to 50 million won among those payable in the 1st year will be repaid at the end of the 1st quarter and the balance will be repaid in three equal installments at the end of each quarter. The interest will be fully exempted.

      g. Rental Deposit of reorganization claims

         The principal of the rental deposits of reorganization claims will be repaid with the rental deposit of the new rental agreement when the existing agreement expires or is terminated. The interest will be fully exempted.

      h. Debts to related parties among reorganization claims

         Debts to the affiliated companies under reorganization claims will be repaid as follows: up to 200 million won in the 1st year, 300 million won in the 2nd year, 500 million won from the 3rd to the 6th year, and the remaining amount in the 7th year. The amount to be repaid in the 1st year will be repaid in 4 equal installments at the end of each quarter. The interest will be fully exempted. The principal and interest of debts repayable to the specially related parties before and after the reorganization will be fully exempted.

   i. Cancellation of Conversion Rights on Convertible Bond, Warrants and Stock Options

      The conversion rights on convertible bond, warrants and stock options that had not been exercised as of the commencement of our reorganization proceedings shall be all cancelled.

3) Details of Changes to Rights under Reorganization Claims

   The details of changes to rights under reorganization collaterals and claims pursuant to the company reorganization plan approved by the court are as follows:

                                                     (Unit : In Millions of Won)

                                                  Details
                                      --------------------------------
                                                   Debt                    Interest After
                            Valid                to Equity     Cash        the Proceedings
                           Claims     Exempted   Conversion  Repayment        Interest          Remark
                           -------    --------   ----------  ---------   -------------------   ---------
Secured
 Claims
Secured                    256,278         52           -     256,226        124,753
Borrowings
Accounts                    22,770          -           -      22,770              -
Payables
Deposits                     1,452          -           -       1,452              -
                           -------      -----      ------     -------        -------
  Sub Total                280,500         52           -     280,448        124,753
                           -------      -----      ------     -------        -------
Unsecured
Unsecured Borrowings       209,311      5,169      30,621     173,521         30,426
Contigent Payable            4,705          -           -           -              -           Undecided
Claim for Compensation       3,802          -           -           -              -           Undecided
Unsecured Accounts         141,502      1,873       4,173     135,456              -
Payables
Deposits                       309          -           -         309              -
Payables to                  4,787        356           -       4,431              -
Related Parties
                           -------      -----      ------     -------        -------
  Sub Total                364,416      7,398      34,794     313,717         30,426
                           -------      -----      ------     -------        -------
    Total                  644,916      7,450      34,794     594,165        155,179
                           =======      =====      ======     =======        =======

(2) Details of Changes to Reorganization Claims in the Current Half Year

   The details of changes to reorganization claims from the date the reorganization approved in the current half year are as follows:

                                                     (Unit : In Millions of Won)

                                        Increase/Decrease
                                ------------------------------
                                 Debt to
                       Valid      Equity    Increase  Decrease         Ending
                      Claims    Conversion  (Note 2)  (Note 3)        Balance        Remark
-------------------   -------   ----------  --------  --------        --------       ------
Secured
Secured Borrowings    255,858          -       99      13,348          242,609
Secured                22,771          -        -         673           22,098
Accounts Payables
Deposits                1,452          -        -         660              792
                      -------     ------      ---      ------          -------
     Sub Total        280,081          -       99      14,681          265,499
                      -------     ------      ---      ------          -------

Unsecured
Unsecured Borrowings  204,142     30,621        -           -          173,521
Unsecured             139,238      4,173      103      23,907          111,261
Accounts Payables
Debts Payable to        4,431          -        -         400            4,031
Related Parties
 Deposits                 309          -        -         102              207
                      -------     ------      ---      ------          -------
     Sub Total        348,120     34,794      103      24,409          289,020
                      -------     ------      ---      ------          -------
         Total        628,201     34,794      202      39,090          554,519
                      =======     ======      ===      ======          =======

(Note 1) The difference in amount from the reorganization plan is attributable to the translation of the foreign-currency reorganization bonds.

(Note 2) An increase in amount attributable to the translation of the foreign currency reorganization claims.

(Note 3) An decresase in amount attributable to the repayment of some debts and translation of the foreign currency reorganization claims during the current half year.

3. SUMMARY OF KEY ACCOUNTING POLICIES

   The company's financial statements for the half year were prepared pursuant to Korean Corporate Accounting Standards whose key accounting policies are as follows:

(1) Application of Corporate Accounting Standards

      The company's financial statements have been prepared pursuant to Korea Corporate Accounting Standards and Corporate Accounting Standards Item No. 1 through 10 and No. 12 and 13.

      The key accounting policies adopted for preparing the company's financial statements for the current half year are identical to the accounting policies that were adopted for preparing the annual financial statements for the accounting period ending on December 31, 2003.

(2) Allowance for write-off of bad debt

      As of the current half-year balance sheet date, the company has an allowance for write-off of bad debt such as trade receivables, loans or accounts receivable based on the analysis of their individual collectable possibility or amounts expected to write off based on the past write-off ratio. Further, the company treats principals, period, or interest rates of claims readjusted because of the commenced reorganization or composition procedures at their current value. The company treats the difference between the book and current value as expenses for write-off of bad claims.

(3) Marketable Securities

      The acquisition cost of marketable securities is calculated by adding the expenses incurred for their acquisition to the amount the company paid for their acquisition. They are classified into short-term trading instruments, negotiable instruments and instruments to be held till maturity by the purpose of their acquisition using the moving average method. Shareholding instruments or equity shares that may enable their holder to exercise a material influence on the issuing entity are classified into investment shares subject to the equity method. The company applies the following evaluation methods to financial instruments:

1) Evaluation of Short-term Trading Instruments

      The short-term trading instruments are financial instruments that are frequently bought or sold to gain the trading margin within a short period. Their fair market value is represented in the half-year balance sheet while the gains or losses not yet realized on the instruments held are represented as the income or loss of the current period in the account of evaluation gains or losses of short-term instruments.

2) Evaluation of Instruments Held to Maturity

      Securities held to maturity are classified into instruments held to maturity when the amount and time to repay their principal and interest are fixed or may be fixed by an agreement and the company actively intends and is able to hold them to their maturity. The instruments held to maturity whose maturity arrives within a year from the half-year balance sheet are classified into current assets. The acquisition cost of instruments held to maturity is represented in the half-year balance sheet. The difference between the acquisition cost and their face value is either added to or deducted from the acquisition cost or interest income over the repayment period, using the effective interest method.

      Further, if the amount collectible of the instruments held to maturity is smaller than their acquisition cost after amortization, the difference will be treated as the loss for the period in the account of impairment loss of instruments held to maturity. The collectible amount after deducting the impairment loss is represented in the half-year balance sheet. If the recovery of the impairment loss of instruments held to maturity is objectively related to an event that arises following the period the evaluation is recognized, the amount recovered is treated as the income for the period in the account of reimbursement of impairment loss of instruments held to maturity to the extent of the amount that corresponds to the acquisition cost after amortization as of the recovery date if the evaluation loss was not recognized originally.

3) Evaluation of Negotiable Instruments

      Negotiable instruments that are not included in the short-term trading instruments or instruments held to maturity are classified into investment assets of negotiable instruments. Negotiable instruments of which maturity arrive within a year from the half-year balance sheet date or which are to be disposed almost certainly are classified into current assets.

      The fair market value of negotiable instruments are represented in the half-year balance sheet. They are evaluated based on their acquisition cost if it is impossible to measure the fair market value of equity shares that are not negotiable, in a trustworthy manner. The fair market value of debt instruments (bonds) with no market value are evaluated based on the amount arrived by adequately evaluating the future cash flow of the issuing entity according to the trustworthy credit rating grade by an independent credit rating agency. The gains or losses not realized of negotiable instruments are treated as capital reconcilement in the account of evaluation gains or losses of negotiable instruments.

      Further, if the fair market value is unlikely to recover from a decrease, the difference of the book value and fair market value of the negotiable instruments is treated as loss for the period in the account of write-off loss of negotiable instruments. The evaluation gains (or losses) of the negotiable instruments are deducted from (or added to) the write-off loss of negotiable instruments. Further, if the recovery of write-off loss of negotiable instruments which are objectively related to an event arising after the their write-off loss is recognized, the recovered amount is treated as the current term income in the account of reimbursement of negotiable instrument write-off loss within the extent of the write-off loss previously recognized. (See Note 5)

(4) Investment Equity Shares Subject to Equity Method Evaluation

      The company's acquisition cost of investment instruments subject to the equity method are calculated by adding the incidental expenses to the cost of purchase applying the moving average method. The amount evaluated by the equity method is represented in the half-year balance sheet. A) If the difference between the book value and the value represented in the half-year balance sheet has resulted from the half-year net profit or loss of the invested company, it is treated as an increase (or decrease) of the half-year net profit in the account of the equity method income or loss. B) If it results from an increase (or decrease) of earned surplus, it is treated as an increase (or decrease) of earned surplus. C) If it results from an increase (or decrease) of capital surplus or adjustment, it is treated as an increase (or decrease) of capital adjustment in the account of share evaluation gains or losses subject to the equity method. (See Note No. 6)

      In the meantime, investment shares subject to the equity method have been evaluated using the following methods:

   -  Disposal of Investment `Removal' Difference

      If the company's investment account balance does not match the amount corresponding to the company's equity out of the net asset value of the invested company on the date the company becomes able to exercise a material influence, the difference is reflected in the investment shares by repaying or reimbursing it using the straight line method over five years from the year the difference arises. The investment `removal' difference that accrues when the investing company equity ratio decreases for a capital increase for consideration after the date the investing company becomes able to exercise a material influence is reflected as capital adjustment (evaluation gains of investment shares subject to the equity method).

   -  Removal of Unearned Internal Profit

      The unearned profit included in the inventory or tangible assets the investing and the invested company hold respectively through their mutual transactions as of the half-year balance sheet date is calculated based on the average gross income rate of the corresponding selling company. The unearned profit accrued from the company's sale to the invested company is fully removed while the unearned profit accrued from the invested company's sale to the company is reflected in the investment shares after removing the amount subject to the equity method. The unearned profit generated from transactions between invested companies is treated as the company's investment share subject to the equity method evaluation to the extent it is subject to the company's equity holding ratio of the selling company.

(5) Evaluation and Depreciation of Tangible Assets

      The company evaluates its tangible assets by their acquisition cost (by the fair market value in case of assets acquired by investment in kind, donation, or other acquisition free of consideration).

      And, any expenditure made after the acquisition or completion of tangible assets to increase their future economic benefits in excess of the most recently evaluated performance level is treated as capital expenditure while any expenditure made to recover or maintain their original state or efficiency is treated as revenue expenditure.

      On the other hand, according to the company's accounting policy to capitalize financial interest for manufacturing, purchase, construction or development of assets, financial interest for loans during the construction of tangible assets is included in the acquisition cost of such tangible assets. However, there is no such financial interest added to the acquisition cost of assets under construction during the current half year and its two quarters, and the preceding half year and its two quarters.

      The depreciation expenses of the tangible assets are calculated as follows based on their durable life using the straight line method:

                                      Period of Depreciation
--------------------------------      ----------------------
     Buildings & Structure                  41 ~ 48 Years
    Transmission equipment                     6 Years
Communication circuit equioment              6, 15 Years
             Tools                             8 Years
           Furniture                           5 Years
          Lease Asset                        3 ~ 6 Years

(6) Evaluation and Amortization Method of Intangible Assets

      The company evaluates its intangible assets by their acquisition cost. The company represents the balance after directly deducting the amortization amount by applying durable life of 5 years to business goodwill among intangible assets, 15 years to the international lease line among other intangible assets, and 3 to 8 years to software, based on the straight line method. (See Note 9)

(7) Asset Write-off Losses

      When the recoverable amount of investment, tangible and intangible assets other than those assets that are evaluated by their fair market value becomes far below their book value for obsolescence, physical damages or sudden fall in their market value, the difference is reflected to the income of the period in the account of asset write-off losses. During the current half year (first half), a write-off of 908 million won (2,541 million won) was charged to the write-off loss of assets of negotiable instruments while a write-off of 16,162 million was charged to the write-off loss of tangible assets.

(8) Evaluation and Reconcilement of Current Value of Claims and Debts

      When the nomimal or current value of claims and debts generated from sales on long-term installment payment or long-term loans is important or when the principal, interest rate or maturity of claims are adjusted to become more favorable to the debtor because of the commencement of the company reorganization or composition procedures or an agreement between the parties, the company represents such claims and debts by their current value after discounting the amount that is to be collected or repaid in the future by an appropriate interest rate. The company amortizes or reimburses the current value discount difference, which is the difference between the nominal value and the current value, using the effective interest method. Such difference is recognized as interest expenses or interest income. (See Note No. 10, 11 and 12)

(9) Translation of Foreign Currency Assets or Debts

      The company translates foreign currency assets or debts using the base exchange rate (1,152.5 won at the end of the current half year, 1,197.8 won at the end of the preceding period) as of the half-year balance sheet date. The gains or losses from such foreign currency translation are treated as income or loss of the period. (See Note No. 12 and 14)

(10) Provision for Severance Benefits

      The company has established the total estimated retirement payment as its provision for serverance benefits when all of its officers or employees who have served over one year retire at the same time as of the end of the half year according to its Regulations for Payment of Retirement Pay to Officers and Employees. Further, the company represents its contributions to the National Pension Fund for retirement allowances to March 1999 in the National Pension Fund retirement insurance deposits pursuant to the Act on National Pension Fund by deducting them from the allowance for retirement pay.

      The company has purchased a retirement insurance from Kyobo Life Insurance to secure the employees' right to get paid. The insurance premium is represented as retirement insurance deposits deducting them from the retirement pay allowance.

      In the meantime, the company paid 370 and 620 million won retirement pay during the current half year and the preceding half year and 72 and 562 million won in the current 2nd quarter and the preceding 2nd quarter, respectively.

(11) Accounting of Lease Transactions

      The company treats a lease transaction as financial lease when it is a lease that is imposed with a provision virtually prohibiting its termination during the lease period if the ownership of the lease asset is to be transferred to the company at the lease expiry or earlier, if an option is given the company to purchase the lease asset at a discount price, if the lease period is over 75% of the durable life of the lease asset or if the current value of the lease asset after discounting the basic lease rate by the inherent interest rate on the date the lease contract exercised is over 90% of its fair market value. The other lease transactions are treated as operating lease. (See Note No. 13)

      The company treats the basic lease rate of an operating lease as operating lease expenses by equally distributing the basic lease rate over the lease period. Any adjusted lease rate is treated as expenses or income of the period in which such adjusted lease rate belongs. For the financial lease, the company calculates its basic lease rate discounted in accordance with the inherent interest rate as financial lease asset leaving the lower fair value as financial lease liabilities. The company depreciates the financial lease asset in a method identical to its own assets.

      Further, the company differentiates the financial lease basic rate as the financial lease interest expense and the principal repayment of the financial lease liabilities by calculating the financial lease liabilities with the inherent interest rate.

4. RESTRICTED DEPOSITS

      The company has the following bank deposits whose withdrawal is restricted at the balance sheet date of the current half year and the preceding period:

                                                     (Unit : In Millions of Won)


                                         Current   Preceding
                         Name           half year   Period         Restriction
----------------  -------------------   ---------  ---------   --------------------
     Cash &       KoRam Bank              402           81     Pledge
Cash Equivalents

   Short-term     KoRam Bank                -        2,709
  bank Deposit

   Short-term     Dongbu Savings Bank     270          750     Collateral for ABS
  bank Deposit

   Longt-term     KDB, etc.                 9           11     Deposit for
  bank Deposit                                                 cash in bank

                                          ---        -----
     Total                                681        3,551
                                          ===        =====

5. NEGOTIABLE INSTRUMENTS

      The negotiable instruments are evaluated as of the current half-year balance sheet date as follows:

(1) Equity Securities

<Current Half Year>

                                                      (Unit: In millions of Won)

                                                                                    Unrealized     Impairment loss
                                                                                      holding     -------------------
                                           Percentage             Fair     Book        gains       Cumul-   Current
             Name                 Shares      (%)         Cost    Value   Value       & loss       ation    half year
------------------------------   --------  ----------  ---------  -----  --------  -------------  -------  ----------
Inbain Co., Ltd                    67,500        2.92        450  Note        117         -           333           -
Hankyung.com                      100,000        5.00        515  Note        180         -           335           -
Multiplus                             100        5.00          1  Note          1         -             -           -
Korea IT Venture Union (note1)     25,000        0.01         65  Note         65         -             -           -
KINX                               10,000        6.67         50  Note         50         -             -           -
Dongbu Securities
(Note2)                            99,280        0.01      2,000   201        201         -           892         907
MIC99-7
Venture                               300       15.00      3,009  Note      1,223         -         1,786           -
HeyAnita Korea, Inc.              313,600       15.58      1,568  Note        885         -           683           -
Korea Cable
TV Saero Network                  246,191       12.31      2,719  Note      1,057         -         1,662           -
Powercomm                          83,333        0.06      1,000  Note      1,000         -             -           -
Sportlove                         154,337        8.12        300  Note          -         -           300           -
ibztoday.Inc                      100,000       10.00        669  Note          -         -           669           -
Pillon                             30,160       11.96      1,206  Note          -         -         1,206           -
Actizen.com                        26,907       18.68        100  Note          -         -           100           -
Entechvill                         23,750       19.19        285  Note          -         -           285           -
Narae Technology                   11,990       19.98        114  Note          -         -           114           -
HeyAnita.com, lnc                 154,440        0.12         55  Note          -         -            55           -
TG Venture Investment
Fund #5 (Note3)                       6.4       22.22        640  Note         84         -           556           -
Renthouse (Note3)                  28,000       20.00        420  Note          -         -           420           -
Joyview (Note3)                    40,000       21.05        100  Note          -         -           100           -
Person Tel.Inc (Note3)         10,000,000       50.00      1,667  Note          -         -         1,667           -
                                                          ------            -----        --        ------         ---
          Total                                           16,933            4,863         -        11,163         907
                                                          ======            =====        ==        ======
                                                                         Less : cumulation                          -
                                                                                                                  ---
                                                                         2nd Quarter                              907
                                                                                                                  ===

(Note) The above securities were evaluated by their acquisition cost as the company cannot evaluate their fair market value with a trustworthy measurement model. The company has further reflected the write-off losses for securities whose net asset value decreased remarkably.

(*1) The company received 41 million won cash and 21,000 shares of Korea IT
     Venture Investment Cooperative from liquidation of Media Valley during the current half year. The shares are pledged to loans by Korea Development Bank as of the half-year balance sheet date.

(*2) During the current half year, the company received 99,280 shares of Dongbu Securities at the rate of 0.2482 shares to one for 400,000 shares of GetMore Securities held by the company as the latter was merged to the former. The company also recognized 907 million won write-off loss as the fair market value of the shares remarkably decreased as of the half-year balance sheet date.

(*3) As the company holds more than 20% of the equity shares of TG Venture
      Investment Cooperative No. 5, Rent Hosue, Joy View and Preson Tel., Inc., they are equity share instruments subject to the equity method evaluation. However, the company excluded them from the equity method evaluation pursuant to an interpretation of the Corporate Accounting Standards (if the total assets as of the immediately preceding business year end is less than seven billion won and the changed amount of such investment shares is insignificant).

<Preceding Half Year>

                                                                                     Unrealized    Impairment loss
                                                                                      holding     -------------------
                                           Percentage             Fair      Book       gains      Cumul-    Preceding
        Name                      Share       (%)        Cost     Value    Value      & loss       ation    half year
------------------------------   --------  ----------  ---------  -----  --------  -------------  -------  ----------
Inbain Co., Ltd.                   67,500        2.92        450    117       117        -              -         333
Hankyung.com                      100,000        5.00        515    192       180       12            335           -
Multiplus                             100        5.00          1      1         1        -              -           -
Media Valley Inc.                  45,000        3.28        450    106       106        -              -         344
KINX                               10,000        6.67         50     79        50       29              -           -
Getmore
 Securities                       400,000        9.30      2,000  1,284     1,284        -              -         716
MIC99-7 Venture
Investment #8                         300       15.00      3,009  2,640     2,640        -              -         369
HeyAnita
 Korea, Inc.                      313,600       15.58      1,568  1,010     1,010        -              -         557
Korea Cable TV
Saero Network                     246,191       12.31      2,179  1,057     1,057        -          1,122           -
Powercomm TG venture               83,333        0.06      1,000    480     1,000     (520)             -           -
Investment Fund #5                      8       22.22        800    375       640     (265)           160           -
                                                          ------  -----     -----     ----          -----       -----
       Total                                              12,022  7,341     8,085     (744)         1,617       2,319
                                                          ======  =====     =====     ====          =====       =====
                                                                                         Less : Cumulation          -
                                                                                                                -----
                                                                                         2nd Quarter            2,319
                                                                                                                =====

(2) Debt Securities

<Current Half Year>

                                                     (Unit : In Millions of Won)

                                                 Unrealized      Impairment loss
                                                  holding    -----------------------
Maturity                            Fair   Book   gains &                   Current
  Date           Name       Cost   Value  Value    loss       Before       half year
--------  ----------------  -----  -----  -----  ----------  -------       ---------
 Within   CLO Subordinated  3,854   Note    221           -    3,633               -
 5 years  bond
          Government bond      27   Note     27           -        -               -
                            -----  -----    ---  ----------    -----       ---------
 Total                      3,881      -    248           -    3,633               -
                            =====  =====    ===  ==========    =====
                                                  Less : Cumulation                -
                                                                           ---------
                                                  2nd Quarter                      -
                                                                           =========

(Note) The above debt instruments are evaluated by their acquisition value as it is impossible to evaluate them by their fair market value based on a trustworthy measurement model.

<Preceding Half Year>

                                                     (Unit : In Millions of Won)

                                                 Unrealized      Impairment loss
                                                  holding    -----------------------
Maturity                            Fair   Book   gains &                  Preceding
  Date           Name       Cost   Value  Value    losses     Before       half year
--------  ----------------  -----  -----  -----  ----------   ------       ---------
Within 5
  Years   Smile Again         400    185    185           -      400            (185)
          CLO Subordinated    441    221    221           -        -             221
          bond
          Government Bond      27     27     27           -        -               -
                              ---    ---    ---  ----------      ---             ---
 Total                        868    433    433           -      400              36
                              ===    ===    ===  ==========      ===
                                                            Less: Cumulation       -
                                                                                 ---
                                                            2nd Quarter           36
                                                                                 ===

6. SECURITIES UNDER EQUITY METHOD

   Securities under equity method as of June 30, 2004 are as follows:

(1) Equity Interest in Invested Companies, etc.

                                                     (Unit : In Millions of won)

                                  Percentage
         Name             Share      (%)       Cost     Fair Value    Book Value
-----------------------  -------  ----------  ------    ----------    ----------
Korea Calbe TV Ginam     837,209       24.36  22,305       1,974         3,630
TG Edunet                480,000       27.59   2,400           -             -
Korea.com Communication  350,000       53.47  35,000          29           591
                                              ------       -----         -----
       Total                                  59,705       2,003         4,221
                                              ======       =====         =====

      The company has suspended applying the equity method to the investment shares of TG EduNet as their value has reduced below zero for accumulated losses of the invested company. The said company is a dormant corporation that has discontinued its business operation as of the current half year end. Also, Korea.com Communications petitioned to Seoul District Court for commencing its reorganization procedures on March 6, 2003, which the court approved the commencement on April 1, 2003. It finally obtained the court approval of its reorganization plan on October 15, 2003

(2) Treatment of Difference between Acquisition Cost and Fair Value of Share

                                                      (Unit: In millions of Won)

                         Current half year                        Preceding half year
               --------------------------------------  ---------------------------------------
                          Gain                                    Gain/
    Name       Beginning  /loss  Amortization  Ending  Beginning  loss   Amortization  Ending
-----------    ---------  -----  ------------  ------  ---------  -----  ------------  ------
Korea Cable
TV Ginam         1,911      -        347        1,564    2,606      -        347        2,259
                 =====     ==        ===        =====    =====     ==        ===        =====


      Investment removal difference of Korea.com's did not occure when the company acquired its shares. 187 million won in gains were realized in the current and the preceding half year out 958 million unearned profit that was accrued in connection with the company's investment in kind in 2001.

      In the meantime, the amortization (reimbursement) of investment removal difference was 174 million won for the current and the preceding second quarter, respectively.

(3) Valuation under Equity Method by Category

                                                      (Unit: In Millions of Won)

                                  Current half year                             Preceding half year
                    --------------------------------------------  ----------------------------------------------
                                 Gain(loss)                                     Gain(loss)
                               evaluated by    Other                           evaluated by        Other
     Name           Beginning     method      Gain(loss)  Ending   Beginning   equity method     Gain(loss)  Ending
--------------      ---------  ------------   ----------  ------  ----------   --------------    ----------  -------
Korea Cable TV
Ginam                  4,887         (1,257)       -       3,630         788          360              -       1,148
Korea.com
Communication          1,324           (733)       -         591      10,864         (286)             -      10,578
                    --------         ------       --      ------      ------        -----             --      ------
      Total            6,211         (1,990)       -       4,221      11,652           74              -      11,726
                    ========                      ==      ======      ======                          ==      ======
Less : Accumulated 1Q                  (399)                                       (1,002)
                                     ------                                         -----
2Q                                   (1,591)                                        1,076
                                     ======                                         =====

7. CHANGES IN TANGIBLE ASSETS IN CURRENT HALF YEAR PERIOD

(1) The book value of the company's tangible assets changed during the current half-year period as follows:

<Current Half Year>

                                                     (Unit : In Millions of Won)

                                                      Disuse/      Impairment
                          Beginning   Acquisition    disposal        loss       Depreciation    Ending
                          ---------   -----------   -----------    ----------   ------------   ---------
         Land               12,252             -             -            -               -      12,252
       Buildings            16,073             -             -            -             197      15,876
       Equipment           189,363        23,625        15,124            -          33,017     164,847
   Telecommunication       107,698             -         8,263            -           7,606      91,829
      facilities
         Tools                 475             -             -            -              67         408
       Furniture             1,221             1             4            -             488         730
     Leases Asset            7,819             -             1            -           1,163       6,655
Construction-in-progres      8,780         1,182         1,603            -               -       8,359
 Other Tangible Asset        2,579         1,350         1,542            -               -       2,387
                          --------     ---------     ---------       ------       ---------    --------
    Total                  346,260        26,158        26,537            -          42,538     303,343
                          ========     =========     =========                                 ========
                 Less : Accumulated 1Q                                    -          21,335
                                                                     ------       ---------
                 2Q                                                       -          21,203
                                                                     ======       =========

(Note) The acquisition and disposal amounts includes their changes caused by the substitution of construction-in-progress during the current half year.

<Preceding Half Year>

                                                      (Unit: In millions of Won)

                                                      Disuse/      Impairment
                          Beginning   Acquisition    Disposal         loss      Depreciation    Ending
                          ---------   -----------   ------------   ----------   ------------   --------
         Land               12,252             -             -             -              -      12,252
       Buildings            16,468             -             -             -            197      16,271
       Equipment           306,331         4,499             -             -         41,013     269,817
   Telecommunication       142,546            36             -        16,162          5,564     120,856
   Facilities Tools          1,080             -             -             -            121         959
       Furniture             2,418             -            32             -            605       1,781
Construction-in-progres      3,532         1,556             -             -              -       5,088
     Leased Asset           16,117             -             -             -          5,032      11,084
                          --------     ---------       -------      --------      ---------    --------
         Total             500,744         6,091            32        16,162         52,532     438,108
                          ========     =========       =======                                 ========
                 Less : Accumulated 1Q                                     -         26,228
                                                                    --------      ---------
                 2Q                                                   16,162         26,304
                                                                    ========      =========

      The company readjusted the book value of some of its communication line equipment to their recoverable value in the preceding period due to the sharp fall of their market value. It treated the difference of 16,162 million won as a loss for the period in the account of tangible asset write-off loss.

(2) Tangible Assets Still under Use Though Fully Depreciated

      The remaining value of tangible assets fully depreciated but still under use was 47 million won (1,594 million won) as of the current (preceding) half-year balance sheet date.

8. POSTED PRICE OF LAND OWNED

      The government posted price of the land the company owns as of the current and the preceding half-year balance sheet date are as follows:

                                                     (Unit : In millions of Won)

                                           Book Value                       Posted Price
                                 ------------------------------    ------------------------------
                     Name        Current half    Proceding half    Current half    Proceding half
                --------------   ------------    --------------    ------------    --------------
Tangible             IDC             7,122            7,122            7,059           5,895
 Asset
                Branch offices       5,130            5,130            5,571           5,152
                                    ------           ------           ------          ------
                    Total           12,252           12,252           12,630          11,047
                                    ======           ======           ======          ======

9. INTANGIBLE ASSETS

(1) Changes in book value of the intangible assets of the company during the six-month period ended June 30, 2004 are as follows:

<Current Half Year>

                                                     (Unit : In Millions of Won)

                                                     Disuse/   Impairment
                            Beginning    Increase   disposal      Loss       Depreciation     Ending
                           -----------   --------   --------   ----------   ------------   -----------
Industrial
Property Rights                 1,137          -          -           -             195           942
Other intangible asset         16,525          -          -           -           1,852        14,673
                            ---------      -----      -----      ------       ---------      --------
      Total                    17,662          -          -           -           2,047        15,615
                            =========      =====      =====                                  ========
                          Less : Accumulated 1Q                       -           1,177
                                                                 ------       ---------
                         2Q                                           -             870
                                                                 ======       =========

<Preceding Half Year>

                                                     (Unit : In millions of Won)

                                                  Disuse/    Impairment
                           Beginning   Increase   disposal      loss      Depreciation     Ending
------------------         ---------   --------   --------   ----------   ------------   ---------
Industrial
property rights               1,529          -         -            -             196       1,333
Other intangible asset       21,963                    -            -           2,757      19,206
                           --------      -----      ----        -----       ---------    --------
                             23,492          -         -            -           2,953      20,539
                           ========      =====      ====                                 ========
                           Less : Accumulated 1Q                    -           1,486
                                                                -----       ---------
                           2Q                                       -           1,467
                                                                =====       =========

10. VALUATION OF RECEIVABLES AND PAYABLES AT PRESENT VALUE

      The company evaluated the present value of its long-term accounts receivable, loans, accounts payable, and borrowings as of the current and the preceding half-year balance sheet date as follows:

                                                     (Unit : In Millions of won)

                        Long-term                 Long-term                  Long-term                  Long-term
                 non-trade receivables             loans                 non-trade payables            borrowings
                 ----------------------   ------------------------   ------------------------   -----------------------
                  Current    Proceding     Current      Proceding     Current      Proceding      Current      Proceding
                 half year   half year    half year     half year    half year     half year     half year     half year
                 ---------   ----------   ----------   -----------   ----------   -----------   -----------   ----------
Due Date         Year 2005    Year 2005    Year 2005    Year 2013    Year 2004~          -       Year 2004~   Year 2004
                 Year 2013    Year 2013    Year 2013                  Year 2012                   Year 2013
Nominal Value        2,565        3,188        2,488        2,488       138,389          -          425,852      27,256
Present Value        1,836        2,340          999          911       101,031          -          307,938      22,559
Discount Rate        10.56%       10.56%       13.61%       13.61%        10.55%         -            10.55%      10.55%
(Note)               13.61%       13.61%
                 ---------   ----------   ----------   ----------    ----------   --------      -----------   ---------
Total Present          729          847        1,489        1,577        37,358          -          117,914       4,698
value discount
                 =========   ==========   ==========   ==========    ==========   ========      ===========   =========

(Note) The weighted average loan interest rate was applied as the discount rate of the date the long-term accounts receivable or loans accrued or on the nearest date to the closing date. The company applied an interest rate that matches the nominal and current value of the future trade receivables as the discount rate for the long-term accounts payable or borrowings.

The details of the liquidity analysis as of the current and the preceding half-year balance sheet date are as follows

                                                     (Unit : In Millions of Won)

                                       Long-term                                     Long-term
                                       non-trade              Long-term              non-trade              Long-term
                                      receivables               loans                payables               borrowings
                                 ---------------------  ---------------------  ---------------------  ---------------------
                                  Current    Proceding   Current   Proceding     Current   Proceding    Current   Proceding
                                 half year   half year  half year  half year    half year  half year   half year  half year
                                 ---------  ----------  ---------  ----------  ----------  ---------  ----------  ---------
Long-term asset/debt                 2,565       3,188      2,488       2,488     138,389          -     425,852     27,256

Less : Total present                   729         847      1,489       1,577      37,358          -     117,915      4,698
value discount

Less : Current asset/debt            1,245       1,245          -           -      21,350          -       9,722     27,256

 CURRENT PRESENT VALUE DISCOUNT         46          58          -           -       5,521          -       1,676      4,698
                                 ---------  ----------  ---------  ----------  ----------  ---------  ----------  ---------
Long-term asset/debt                   637       1,154        999         911      85,202          -     299,891          -
                                 =========  ==========  =========  ==========  ==========  =========  ==========  =========

11. READJUSTMENT OF CLAIMS

      The readjusted claims are as follows as the court approved the reorganization plan of Korea.com Communications, the invested company, as of the preceding period balance sheet date: (See Note No. 10 for details of their current value evaluation.)

                                                     (Unit : In Millions of Won)

                                     Total    Exempted   Nominal
            Account                 claims     amount     amount
--------------------------------    ------    --------   -------
Long-term non-trade receivables      1,943        874     1,069
Long-term loans                      5,528      3,040     2,488
                                    ------    -------    ------
   Total                             7,471      3,914     3,557
                                    ======    =======    ======

12. LONG-TERM BORROWINGS

      The company has the following long-term borrowings and their repayment plans at the balance sheet date of the current half year and the preceding period:

      (1) Long-term Borrowings (Including Foreign Currency Borrowings)

                                                     (Unit : In Millions of Won)

                                                            Current half year        Proceding half year
                                                          --------------------      --------------------
                                               Interest    Current     Fixed        Current      Fixed       Repayment
                             Provider          Rate(%)      Debt        Debt          Debt        Debt          Plan
                          ---------------     --------    -------     --------      -------     --------    ------------
ABS                       Multiplus             13.6        9,722            -       27,257            -     Installment
Secured Claims            KDB, etc.              7.0            -      242,609        9,515      246,343     Installment
Unsecured Claims          KDB, etc.              2.0            -      173,521            -      204,142     Installment
Present value Discount    Multiplus, etc.                  (1,676)    (116,239)      (4,698)           -
                                                           ------     --------       ------      -------
           Total                                            8,046      299,891       32,074      450,485
                                                           ======     ========       ======      =======

      (2) Long-term Accounts Payable (Including Foreign-currency Debts)

                                                     (Unit : In Millions of Won)

                                               Current half year      Proceding half year
                                             ---------------------   ---------------------
                                             Current                 Current                  Repayment
                             Provider         Debt      Fixed Debt     Debt     Fixed Debt      Plan
                          ---------------    -------    ----------   -------    ----------   -----------
Secured Claims            Powercomm            4,419      17,678       5,092      17,678     Installment
Unsecured Claims          Powercomm, etc.     16,931      99,360      41,473     102,197     Installment
Present value discount                        (5,520)    (31,837)          -           -
                                              ------     -------      ------     -------
        Total                                 15,830      85,201      46,565     119,875
                                              ======     =======      ======     =======

      (3) Long-term Foreign Currency Borrowings

                                        (Unit : thousand US$,In Millions of Won)

                                                        Current half year       Proceding half year
                                                      ---------------------     --------------------
                                         Interest     Foreign                   Foreign
                          Provider       Rate(%)      Currency    Korea Won     Currency   Korea Won
                        --------------   --------     --------    ---------     --------   ---------
Current long-term
non-trade payables      Motolora, etc.       -            406         469           852      1,021
Long-term borrowings    Motolora, etc.    7.00         11,103      12,829        11,103     13,299
Long-term non-trade
payables                 Motolora, etc.      -         11,157      12,892        10,954     13,121
                                                       ------      ------        ------     ------
         Total                                         22,666      26,190        22,909     27,441
                                                       ======      ======        ======     ======

      (4) Repayment Plan of Long-term Borrowings

                                                     (Unit : In Millions of Won)



                        Ending
                        balance                      Repayment amount
                       as of the       ---------------------------------------------
                      current half                                           After
                          year         Year 2004   Year 2005   Year 2006   Year 2007
                      ------------     ---------   ---------   ---------   ---------
Long-term borrowings     425,852          9,722          -           -      416,130
Long-term non-trade
payables                 138,389         21,350     28,471      27,335       61,233
                         -------         ------     ------      ------      -------
      Total              564,241         31,072     28,471      27,335      477,363
                         =======         ======     ======      ======      =======

13. FINANCIAL LEASE ASSETS AND FINANCIAL LEASE ACCOUNTS PAYABLE

      The company acquired machinery and equipment under financial lease agreements from LG Card and HP Financial Service Company. The details of the financial lease assets and the plan for payment of their lease rate are as follows:

      (1) Details of Financial Lease Assets

                                                     (Unit : In Millions of Won)

                                                                    Depreciation
                                                                --------------------
                                 Accumulated     Net book
                      Cost      depreciation      value          2 Q       Half Year
                     ------     ------------     --------       -----      ---------
Current half year    33,324        26,668          6,656          582        1,163
                     ======        ======         ======        =====        =====
Proceding half year  35,071        23,986         11,084        2,516        5,032
                     ======        ======         ======        =====        =====

Pursuant to the right changes and repayment terms of the corporate reorganization plan approved on January 9, 2004 in the current half-year period, the company is scheduled to repay the financial lease debts (long-term borrowings) in installments. (See Note No. 2.)

14. FOREIGN CURRENCY DEBTS

      The company has the following foreign currency borrowings at the balance sheet date of the current half year and the preceding period:

                                       (Unit : Thousand US$, In Millions of Won)

                                   Current half year        Proceding half year
                                ----------------------    -----------------------
                                  US$            Won        US$             Won
                                ------          ------    ------           ------
Non-trade payables                  27              31       345              414
Current long-term
non-trade payables                 406             469       852            1,021
Long-term loans                 11,103          12,829    11,103           13,299
Long-term non-trade payables    11,157          12,892    10,954           13,121
Non-trade expenses                 596             689         -                -
                                ------          ------    ------           ------
       Total Debt               23,289          26,910    23,254           27,855
                                ======          ======    ======           ======

15. TRANSACTIONS WITH RELATED PARTIES

      The details of the company's significant translations, receivables and payables with its related parties as of the current half-year balance sheet date are as follows:

      (1) Details of Transactions

                                                     (Unit : In Millions of Won)

                                  Revenues            Operating expenses      Interest expenses        Other profit
                            ---------------------   ---------------------   --------------------   ---------------------
                             Current    Proceding    Current    Proceding    Current   Proceding    Current    Proceding
         Name               half year   half year   half year   half year   half year  half year   half year   half year
------------------------    ---------   ---------   ---------   ---------   ---------  ---------   ---------   ---------
Nowcom                         Note         171        Note          441        Note        -        Note           -
TG Ubase                       Note           1        Note       16,417        Note        -        Note           -
Korea.com Communications      1,987       3,236       2,645        4,677           -        -           -           -
Ginam Broadcasting              319           5         165          434           -        -                       -
TG Computer                    Note          26        Note            -        Note        -        Note           -
Naray & Company                Note           2        Note            -        Note        -        Note           -
SB Thrunet                     Note           -        Note            -        Note      330        Note          45
                                          -----                   ------                  ---                    ----
           Total              2,306       3,441       2,810       21,969           -      330           -          45
Less : Accumulated 1Q         1,011       1,698       1,564       11,259           -      168           -        (319)
                              -----       -----       -----       ------        ----      ---        ----        ----
            2Q                1,295       1,743       1,246       10,710           -      162           -         364
                              =====       =====       =====       ======        ====      ===        ====        ====

(Note) 100% and 97.5% of the company's shares previously held by its major shareholders, TG Computer, Narae & Company, and SB Thrunet Pte., L.P. were retired because of the capital decrease without consideration and reverse stock split pursuant to the reorganization plan in the current half-year period. The company disposed of all the shares of Narae & Company it previously held in the preceding period. Therefore, TG Computer and its affiliated companies have been excluded from the company's related parties.

(2) Receivables and Payables

                                                     (Unit : In Millions of Won)


                             Long/short-term                     Long-term
                   Trade        Non-trade        Non-trade       non-trade      Long-term        unpaid
                receivables    receivables       payables         payables      loans, etc.     expenses
               ------------  ---------------  --------------  --------------  --------------  ------------
               Current       Current          Current         Current         Current         Current
                half          half             half            half            half            half
    Name        year     1Q   year      1Q     year     1Q     year     1Q     year     1Q     year     1Q
-------------  -------  ---  -------  ------  -------  -----  -------  -----  -------  -----  -------  ---
Nowcom            Note   73     Note       -     Note     72     Note    261     Note      -     Note    -
TG Ubase          Note   82     Note   2,119     Note  2,228     Note  3,180     Note      -     Note    -
Korea.com          933  383    3,557   3,557      869    649        -      -        -      -        -    -
Communication
Ginam              223  144        -       -       10      -      605    705        -      -        -    -
Broadcasting
TG Computer       Note    4     Note      16     Note      -     Note      -     Note      -     Note    -
SB Thrunet        Note    -     Note       -     Note      -     Note      -     Note  8,864     Note  130
Employee             -    -      526     605        -      -        -      -        -      -        -    -
               -------  ---  -------  ------  -------  -----  -------  -----  -------  -----  -------  ---
     Total       1,156  686    4,083   6,297      879  2,949      605  4,146        -  8,864        -  130
               =======  ===  =======  ======  =======  =====  =======  =====  =======  =====  =======  ===

(3) Payment Guarantee

      The details of payment guarantee the company obtained from its related parties as of the current half-year balance sheet date are as follows:

                                                     (Unit : In Millions of Won)

                              Guaranteed
  Guarantor     Guarantee     Liabilities       Amount
-------------   ---------   ---------------    -------
Hong Soon Lee      KDB      Long-term loans    288,129
Yong-Teh Lee
                                               -------
   Total                                       288,129
                                               =======

16. LIABILITY EXEMPTION GAINS

      The company's debts were reorganized pursuant to its reorganization plan approved on January 9, falling in the current half year. Thus, the company represented 22,388 million won gains from exemption of such debts as interest payable till the reorganization procedure commencement and 166,446 million won (202 million won in the 2nd quarter) of debt exemption gains from evaluation by current value as extraordinary income for the current half-year period.

17. CAPITAL STOCK

      The matters related to the company's capital stock as of the current half-year balance sheet date are as follows:

      (1) Total shares authorized to issue: 400,000,000 shares as of the current half-year and the preceding year end

      (2)   Par value: 2,500 won

      (3) Total number of ordinary shares issued: 7,801,800 shares as of the current half-year end 77,635,260 shares for the preceding year end

      (4)   Changes in Capital:

            The company effected capital decrease without consideration for the shares held by TG Computer and its affiliated parties and merged its shares belonging to the other shareholders at the ratio of 40 to 1 and converted some other shares into debt to equity conversion pursuant to the company's reorganization plan approved on January 9, 2004, falling in the current half year.

            The capital changes during the current half year are summarized as follows:

                                              (Unit : Share, in millions of Won)

              Number of             Additional   Gains on
             outstanding  Capital     paid-in     capital
               shares      Stock      capital    reduction   Remark
             -----------  --------  ----------   ---------   ------
 Beginning    77,635,260   194,088     159,298           -
 Reduction
without      (43,915,498) (109,789)          -     109,789
compension
 Reverse
stock split  (32,876,768)  (82,192)          -      81,809   Note 1
 Debt to
equity         6,958,806    17,397      17,240           -   Note 2
conversion
             -----------  --------  ----------   ---------
 Ending        7,801,800    19,505     176,538     191,598
             ===========  ========  ==========   =========

(Note 1) The difference between the capital decrease and the capital decrease gains for the reverse stock split resulted from the retirement of the treasury shares.

(Note 2) The shares newly issued for conversion into equity became effective on May 31, 2004, the day following the approval by Seoul District Court.

18. TREASURY SHARES

      The company held 392 million won treasury shares (ordinary shares) as of the balance sheet date . 429,753 shares acquired by share purchase option exercised by those shareholders who opposed the sales of the leased line network in 2002 and 6,349 shares acquired as fractional shares in capital decreases without consideration. The company held 10,903 treasury shares as of the current half year end through a share merger at a ratio of 40 to 1 share pursuant to the corporate reorganization plan approved by the court during the current half year.

19. CORPORATE INCOME TAX AND DEFERRED CORPORATE INCOME TAX CREDIT (DEBIT)

      The company should have recognized the carried over losses and the corporate income tax effect of the accumulated temporary difference as deferred corporate income tax credit. However, it did not recognize it as it could not reasonably project the possibility of future taxable earnings. The company did not have any corporate income tax expenses as it had accumulated losses under the Corporate Income Tax Act for the current and the preceding half-year period.

20. NET LOSS PER SHARE IN HALF YEAR

The ordinary income and net profit per share for the current half year were calculated as follows:

(1) Base Profit (Loss) per Share

                                                                    (Unit : Won)

                                           2004 2Q       2004 half-year      2003 2Q       2003 half-year
                                       ---------------  ---------------  ---------------  ---------------
Net profit (loss)                      (10,647,635,871) 175,263,960,273  (32,543,391,562) (57,721,838,681)
Extraordinary income                       202,144,705  188,834,350,376                -                -
Extraordinary loss                                   -                -                -                -
Income tax                                           -                -                -                -
                                       ---------------  ---------------  ---------------  ---------------
Ordinary loss                          (10,849,780,576) (13,570,390,103) (32,543,391,562) (57,721,838,681)
Weighted average number of
circulated comman shares (note)              7,790,897        7,485,015          832,091          832,091
                                       ---------------  ---------------  ---------------  ---------------
Ordinary Profit(loss) per
share                                           (1,393)          (1,813)         (39,110)         (69,370)
                                       ===============  ===============  ===============  ===============
Net Profit(loss) per share                      (1,367)          23,415          (39,110)         (69,370)
                                       ===============  ===============  ===============  ===============

(Note) Calculation of the average number of shares under trading

<Current Half Year>

                                  Number                          Number
                                    of                              of                      Less :    Current half-
                               outstanding  Treasury  Circulated   Days    Accumulation  Accumulated       year
                                 shares      shares   shares (A)    (B)      (A) X (B)       lQ        accumulation
                               -----------  --------  ----------  ------  -------------  -----------  -------------
Beginning (Note)                   842,994   (10,903)    832,091       8      6,656,728    6,656,728              -
Debt to equity conversion        7,801,800   (10,903)  7,790,897     174  1,355,616,078   46,644,451    708,971,627
                                                                          -------------  -----------  -------------
                                                                   Total  1,362,272,806   53,301,179    708,971,627
                                                                   Days             182           91             91
                                                                          -------------  -----------  -------------
                                            Weighted average number of
                                                 circulated shares            7,485,015    7,179,134      7,790,897
                                                                          =============  ===========  =============

(Note) The changes in the number of shares caused by the capital decrease without consideration and reverse stock split pursuant to the corporate reorganization during the current half year were made at the beginning of the period. Therefore, the company deducted the number of changed shares from the base number of shares to readjust the number retroactively.

<Preceding Half Year>

             Number of                                                  Less:      Current half-
           outstanding  Treasury  Circulated  Number                 Accumulated       year
             shares      Shares     shares    of days  Accumulation      1Q        accumulation
           -----------  --------  ----------  -------  ------------  -----------  -------------
Beginning      842,994   (10,903)    832,091      181   150,608,471   74,888,190     75,720,281
                                                 Days           181           90             91
                                                       ------------  -----------  -------------
                          Weighted average number of
                                 circulated shares          832,091      832,091        832,091
                                                       ============  ===========  =============

      The ordinary loss and net loss per share for the immediately preceding fiscal year were 146,665 won while the ordinary loss (net loss) per share for the 1/4 quarter was 379 won (25,896 won).

(2) Diluted Earnings per Share

      The company had no diluted shares as of the current half-year balance sheet date as the preemptive rights for convertible bonds or bonds with warrant for preemptive subscription and stock purchase option granted to the officers and employees were all cancelled by the provision changing the rights of the shareholders under the corporate reorganization plan approved on January 9, 2004, falling in the current half year. (See Note No. 2.)

21. DETAILS OF LOSS COMPENSATION

      The company decreased its capital by merging 3 shares into 1 share pursuant to the resolution by the extraordinary shareholders meeting on November 25, 2002. The company used the capital decrease gains of 387,425 million won to compensate for the loss in 2003.

22. STOCK PURCHASE OPTION

      The company granted stock purchase options to its officers and employees on three occasions from August 1999. Thus, the company recognized the cost of such stock options in the account of share compensation expenses among its sales and administrative expenses from the preceding period. It so indicated 20,441 million won in the stock option account under capital readjustment as of the preceding period balance sheet date. However, all the stock option rights were cancelled by the provision changing the rights of the shareholders under the corporate reorganization plan approved on January 9, 2004, falling in the current half year.

23. CASH FLOW

(1) The company prepared its operating cash flow statement by using the indirect method. The significant transactions without cash inflow or outflow are as follows:

                                                     (Unit : In Millions of Won)

                                                             Current         Proceding
                                                            half year        half year
                                                            ---------        ---------
Gains from liabilities exempted                               188,834                -
Substitute capital lease non-trade payables for
current portion of capital lease non-trade payables                 -            5,778
Substitute long-term borrowings's present value
discount for current portion                                        -            3,151
Bilateral netting short-term loans with current
portion of long-term debt                                           -            9,204
Bilateral netting long-term loans with current
portion of long-term debt                                           -           10,766
Substitute long-term borrowing for current portion                  -           39,590
Bilateral netting short-term financial instruments
with unpaid interest                                                -            8,390
Aubstitute bond for current portion of bond                         -           65,287
Gains from reduction of capital without compensation          191,598                -
Substitue stock option for other additional paid-in
capital                                                        20,441                -
Substitute reorgation claims for debt to equity
conversion                                                     48,034                -
Etc.                                                           11,735            1,237

(2) Definition of Cash

      Cash on the cash flow statement represents cash and cash equivalents on the current half-year balance sheet.

24. INSURANCE ASSETS

      The company has the following insurance on its tangible assets as of the current half-year balance sheet date:

                                                     (Unit : In Millions of Won)

                                             Insurer         Insured amount
                                             -------         --------------
Fire insurance            Building           Tong-Bu                 16,276

 Comprehensive        Telecommunication      Dong-Bu                111,447
  insurance              facilities                          --------------
    Total                                                           127,723
                                                             ==============

Further, the company carries comprehensive automobile insurance on its cars and other transport vehicles.

25. COLLATERALS PROVIDED

            The company has the following assets pledged to financial institutions for long- and short-term borrowings as of the half-year balance sheet date:

                                                     (Unit : In Millions of Won)

                                            Authorized
                      Provided               maximum
   Creditor          collateral              payment               List of borrowings
-------------      -------------            ----------      --------------------------------
KDB                Land/building              621,293       Long-term borrowings     211,591

KDB Capital        Facilities                  10,246       Long-term borrowings       2,987

KAMCO              Facilities                     411       Long-term borrowings          83

Cisco Systems      Facilities                  29,431       Long-term borrowings       4,279

HP Financial       Lease asset                 25,314       Long-term borrowings       7,513

LG Lease           Lease asset                  9,757       Long-term borrowings       7,165

DACOM              Marketable                   1,000       Long-term borrowings         440
                   Securities

Multiplus          Future trade                 9,722       Current portion of         9,722
                   receivable                               Long-ter borrowibngs
                                              -------                                -------
        Total                                 707,174                                243,780
                                              =======                                =======

            In addition to the above assets pledged as security, the company has 300,000 and 433,225 cable modems (machinery and equipment) pledged to Korea Development Bank and Powercomm, respectively. The company has also pledged 654,183 cable modems to SB Thrunet Pte.,L.P. for a long-term borrowing (US$ 7,400,000.00) and 350,000 shares of Korea.com Communications. The company has pledged its shares of Korea IT Venture Investment Cooperative (25,000 shares), Hay Anita Korea (313,600 shares), Actizen.com (26,907 shares) and Hankyung.com (100,000 shares) to Korea Development Bank for its borrowings from the bank. Further, some tenants of the company's office building, including Daewoo Motors Sales Company have secured a lien on their leasehold deposit on part of the building and its land.

            In the meantime, the rights to exercise such lien and mortgage rights are restricted by the Corporate Reorganization Act and the corporate reorganization plan of the company is under the reorganization procedures as of the half-year balance sheet date.

26. REPAYMENT GUARANTEES

(1) Payment Guarantee Provided by Others

 The details of payment guarantee the company obtained from third parties as of the current half-year balance sheet date are as follows:

                                                     (Unit : In Millions of Won)

        Guarantor              Guarantee                            Amount
---------------------------    ---------                            -------
Lee hong soon, Lee yong teh    KDB         Long-term borrowings     288,129
Seoul Guarantee Insurance   Korea Univ., etc.   Contract guarantee      571
                                                                    -------
          Total                                                     288,700
                                                                    -------

(2) Payment Guarantee Provided to Others

      The company provided no payment guarantee to third parties as of the current half-year balance sheet date.

27. CONTINGENT AND SIGNIFICANT AGREEMENTS

(1) Promissory Notes and Checks

            The company has provided multiple notes and checks (five blank notes and one black check) to the related banks for supporting its borrowings as of the half-year balance sheet date.

(2) Pending Legal Litigations

            The company had the following litigations where it is a defendant as of the current half-year balance sheet date: It is impossible to forecast the final outcome of such litigations at the present.

                                                     (Unit : In Millions of Won)

                                                                Demanding
                               Complaint           Defendant      payment        Remark
                          -------------------      ---------    ---------        ------
Compensation Suit         Lee Gem Bok & 3           Thrunet          727         Note 1
                          Cases
Reorganization Claims     JD Telecom & 1 Case       Thrunet        1,716         Note 2

Others                    Kim Yoon Hwan & 2         Thrunet          395         Note 3
                          Cases
                                                                   -----
             Total                                                 2,838
                                                                   =====

(Note 1) Lawsuits of claiming compensation for an accident during a network construction work and Internet service failure.

(Note 2) A lawsuit raised by a creditor who rejected the reorganization plan related to the company's secured loans and claims. As of the current examination date after the current half-year balance sheet date, the court dismissed a lawsuit raised by Hana Bank to request the bank's secured loans (746 million won).

(Note 3) Lawsuits raised by comprehensive cable broadcasting service providers and retail sales stores concerning the company's fees payable.

(3) Major Agreements

1) Asset Backed Loan Agreement

            On June 12, 2001, the company concluded an asset backed loan agreement to transfer its future sales claims to Multiplus Ltd. As of the half-year balance sheet date, the company has 9,722 million won balance of borrowings, which it will repay with future sales claims.

            In the meantime, the lawsuit had raised by Multiplus Inc. to request its secured loans as of the preceding year-end balance sheet date was withdrawed during the current half year.

2) Network Equipment Lease Agreement

            The company has concluded a contract with Powercomm to share telecommunication line equipment, circuit equipment, cable network and other power facilities. Accordingly, the company pays lease rates. It indicates 28,273 and 30,928 million won lease rates in its sales cost for the current and the preceding half-year period.

 3) Mutual Cooperation Agreement

            The company has concluded mutual cooperation agreements with the cable television broadcasters and retail sales companies to induce and control customers with its broadband Internet services. Accordingly, the company pays service fees to them. It indicates 27,300 and 31,785 million won service fees in its sales cost for the current and the preceding half-year period.

 4) Agreement for Sales of HFC Network

            On December 30, 2003, the company concluded a comprehensive asset transfer contract to transfer its optical cable and HFC network (Kangnung, Sokcho, and Daegu Region) to Onmedia. The company completed their transfer on June 30, 2004. The company is responsible for all damage compensation for causes before the contract completion according to the contract. In the next 10 years, the company has to lease the HFC network exclusively from Onmedia. In the meantime, the company repaid its loan from Korea Development Bank secured by the HFC network during the current half year, earlier than its maturity.

28. EMPLOYEE WELFARE AND CONTRIBUTION TO COMMUNITY

      The company spent 300 million won (92 million won) and 458 million won (192 million won) for its employee welfare and service expenses for the current and preceding half year (2nd quarter).

29. PRESUMPTION ON BUSINESS CONTINUANCE

 (1) As the current half-year financial statements were prepared under the premise that the company will survive as an ongoing concern, the company accounted its assets and liabilities under the presumption that they can be collected or repaid in its normal business processes. However, its reorganization procedures are currently under implementation as it was approved by the court on January 9, 2004 of the current half year after obtaining the court order to proceed the

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      reorganization procedures on March 27, 2003. Therefore, there still exists a material uncertainty as to whether the company will continue to exist, which will depend on the company's faithful performance of its reorganization plan.

 (2) The company has the following plans as to the issue of its survival as ongoing concern:

      1) Stable maintenance of broadband Internet service subscribers and improvement of profitability

      2) Disposition of its assets to repay loans and other secured debts

      3) M&A with a third party

 (3) Under the circumstances where the appropriateness of the ongoing concern presumption, the premise of the company's half-year financial statements is being questioned, there exists a significant uncertainty that depends on the company's attainment of stable ordinary income, repayment of its secured loans and claims under reorganization by implementing its financial and business improvement plans, and its successful acquisition by a third party. If it becomes difficult for the company to survive as an ongoing concern with its reorganization plans failing, it may not be able to collect its assets or repay its debts through its normal business processes. The said half-year financial statements do not reflect the amount, separate representation and corrections to the related assets or debts that may arise as the final outcome of such uncertainty if the presumption of its survival turns out wrong.

30. ECONOMIC UNCERTAINTIES

            The Korean government and private sectors continue their efforts to reorganize the country's general and banking industries in order to counter its unfavorable economic conditions. The Korean government continues to introduce their restructuring measures to help businesses to become more efficient and to generate profits. The company may be further influenced by such unfavorable economic conditions and the government reform measures directly or indirectly.

            The company financial statements for the half-year reflect the management's judgment on such economic uncertainties that may affect its financial status. Consequently, the actual results may turn out materially different from what the management forecasts.